UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1 TO
FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES
Pursuant to Section 12(b) or (g) of The Securities Exchange Act of 1934

 FUQI INTERNATIONAL, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	N/A (I.R.S. Employer Identification No.)

5/F., Block 1, Shi Hua Industrial Zone
Cui Zhu Road North
Shenzhen, 518019
People’s Republic of China
(Address, including zip code, of principal executive office)

86-0755-2580 6333
(Registrant’s telephone number, including area code)

Securities to be registered pursuant to Section 12(b) of the Act: None

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, par value $.001 per share

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The information contained in this registration statement on Form 10, including in the documents incorporated by reference into this registration statement, includes some statement that are not purely historical and that are “forward-looking statements.” Such forward-looking statements include, but are not limited to, statements regarding our and their management’s expectations, hopes, beliefs, intentions or strategies regarding the future, including our financial condition, results of operations, and the expected impact of the share exchange on the parties’ individual and combined financial performance. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipates,” “believes,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “might,” “plans,” “possible,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” “would” and similar expressions, or the negatives of such terms, may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements contained in this registration statement are based on current expectations and beliefs concerning future developments and the potential effects on the parties and the transaction. There can be no assurance that future developments actually affecting us will be those anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond the parties’ control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements, including the following:

•	Vulnerability of our business to general economic downturn;

•	Fluctuation and unpredictability of costs related the gold, platinum and precious metals and other commodities used to make our product;

•	Changes in the laws of the PRC that affect our operations;

•	Our inexperience in the retail jewelry market;

•	Our inability to achieve the benefits expected from our share exchange agreement;

•	Competition from our competitors;

•	Any recurrence of severe acute respiratory syndrome (SARS) or Avian Flu;

•	Our ability to obtain all necessary government certifications and/or licenses to conduct our business;

•	Development of a public trading market for our securities;

•	The cost of complying with current and future governmental regulations and the impact of any changes in the regulations on our operations;

•	Fluctuation of the foreign currency exchange rate between U.S. Dollars and Renminbi; and

•
The other factors referenced in this registration statement, including, without limitation, under the sections entitled “Risk Factors,” “Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Description of Business.”

These risks and uncertainties, along with others, are also described above under the heading “Risk Factors.” Should one or more of these risks or uncertainties materialize, or should any of the parties’ assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

ITEM 1.  DESCRIPTION OF BUSINESS

Overview

We are engaged in the design, manufacture, marketing and wholesale distribution of a full range of precious metal jewelry in China. We currently operate through two divisions: (i) production and (ii) sales and marketing. The production division is responsible for manufacturing of our jewelry products and the sales and marketing division is responsible for the selling and marketing functions of the products, including customer relations and customer service. We intend to enter into the retail distribution of our jewelry products by opening or acquiring retail stores in China during 2007.

We operate through our wholly-owned subsidiary Fuqi International Holdings Co., Ltd., a British Virgin Islands corporation (“Fuqi BVI”) and its wholly-owned subsidiary, Shenzhen Fuqi Jewelry Co., Ltd., (“Fuqi China”) a company established under the laws of the People's Republic of China.

Corporate History

We were originally incorporated in the State of Arizona on September 3, 2004 as VT Marketing Services, Inc. We were a wholly-owned subsidiary of Visitalk Capital Corporation (“VCC”), and formed as part of the implementation of the Chapter 11 reorganization plan (the “Visitalk Plan”) of visitalk.com, Inc. (“Visitalk.com”). Visitalk.com filed for Chapter 11 Bankruptcy in November 2000. The Visitalk Plan became effective on September 17, 2004 (the “Effective Date”). On September 22, 2004, Visitalk.com merged into VCC, which was authorized as the reorganized debtor under the Visitalk Plan.

Our original business was to use Visitalk.com’s technology to facilitate peer-to-peer marketing activities. The Visitalk Plan authorized us to acquire certain technology rights from VCC on the Effective Date. To acquire these rights, we issued to VCC 324,044 shares of our common stock and common stock purchase warrants allowing holders to purchase additional shares of our common stock (the “Plan Warrants”). The Visitalk Plan further authorized VCC to distribute 54,837 of the 324,044 shares of common stock to 240 creditors of Visitalk.com and all of the Plan Warrants to 645 claimants of Visitalk.com, in accordance with the Visitalk Plan. After the distribution of the shares of our common stock and Plan Warrants, but prior to the Bay Peak Sale, discussed below, VCC owned approximately 82.1% of our issued and outstanding common stock.

On July 21, 2006, we sold 1,368,761 shares of common stock (post Reverse Split described below) to BayPeak, LLC. As part of this transaction (the “Bay Peak Sale”), we abandoned our peer-to-peer marketing business, which was transferred to VCC, and began to seek companies in Asia with potential, in particular companies based in China, to acquire. The shares issued in the Bay Peak Sale represented 74.49% of our outstanding shares. On July 28, 2006, Visitalk.com was granted its Final Decree by the Bankruptcy Court. On November 6, 2006, we conducted a reverse stock split of our shares common stock and issued one share for each 15.43 shares of our common stock then outstanding (the “Reverse Split”). No shareholder was reversed below 100 shares in the Reverse Split and the then outstanding Plan Warrants were not effected by the Reverse Split. On November 8, 2006, we changed our state of incorporation from Arizona to Nevada.

On November 20, 2006, we entered into a share exchange agreement with Yu Kwai Chong, who is the sole shareholder of Fuqi BVI pursuant to which we agreed to acquire all of the issued and outstanding capital stock of Fuqi BVI (the “Exchange Transaction”). The Exchange Transaction closed on November 22, 2006 and, per the terms of the share exchange agreement (the “Share Exchange Agreement”), we issued an aggregate of 18,886,666 shares of our common stock in exchange for all of the issued and outstanding securities of Fuqi BVI. Pursuant to the Share Exchange Agreement, BayPeak agreed to cancel 8,761 shares of common stock.

Immediately after the closing of the Exchange Transaction and Reverse Split, we had 20,715,384 outstanding shares of common stock, no options and warrants to purchase 16,846,982 shares of our common stock. Immediately after the Exchange Transaction and Reverse Split, the former Fuqi BVI stockholder held approximately 91.2% of our voting capital stock.

On December 8, 2006, we changed our corporate name from “VT Marketing Services, Inc.” to “Fuqi International, Inc.” and reincorporated from the State of Nevada to the State of Delaware.

Our shares of common stock are not currently listed or quoted for trading on any national securities exchange or national quotation system. The transactions contemplated by the Share Exchange Agreement, as amended, were intended to be a “tax-free” incorporation pursuant to the provisions of Section 368 of the Internal Revenue Code of 1986, as amended.

All share information presented in this registration statement reflect the Reverse Split. For financial accounting purposes, the Exchange Transaction was treated as a reverse acquisition by Fuqi BVI, under the purchase method of accounting, and was treated as a recapitalization with Fuqi BVI as the accounting acquirer. Accordingly, our historical financial statements have been prepared to give retroactive effect to the reverse acquisition completed on November 22, 2006, and represent the operations of Fuqi BVI and its wholly-owned subsidiary, Shenzhen Fuqi Jewelry Co., Ltd. (“Fuqi China”), a company established under the laws of the People's Republic of China. Upon the acquisition of Fuqi BVI, our sole business operations became that of Fuqi BVI.

Design and Product Development

Since the commencement of our jewelry operations in 2001, we have expanded our line of products from basic gold jewelry to a range of products that include rings, bracelets, necklaces, earrings and pendants made from precious metals such as platinum, gold, palladium and Karat gold (K-gold). We also manufacture jewelry with diamond and other precious stone inlays, in addition to gold coins and gold bars.

Our product series include the following:

•	Gold Series. This series includes K-gold, 24K gold ornaments, gold bars, gold coins, gifts, other gold charms and customized products.

•
Platinum Series (pt). This series includes pt990, pt950 and pt900 products. The quality markings for platinum are based on parts per thousand. For example, the marking pt900 means that 900 parts out of 1000 are pure platinum, or in other words, the item is 90% platinum and 10% other metals.

•	K-Gold Series. This series is primarily derived from Italian-influenced arts and designs.

•	Studded Jewelry Series. This series is made from pt950, pt900, 18K gold, 14K gold and other customer-designated rare metals studded with diamonds, emerald, jade and semi-precious stones.

All of our designs are originated by our in-house designers. Our designers are educated by art schools or colleges in China and have gained an average of three to five years of experience from other jewelry companies. In generating new design ideas, our designers research and study designs that are popular in China and worldwide. Our designers conduct design and market research through various forms, including trade expositions, industrial magazines and the Internet. Our designers also receive feedback from, and respond to, our customers. We continuously design and produce new styles of jewelry and currently carry more than 11,000 product styles. We assign serial numbers to each of our products styles, and we maintain an information management system that utilizes a product database.

Manufacturing

We have a large-scale production base that includes a modern factory of more than 53,000 square feet, a dedicated senior design team, and more than 600 trained technical workers. In the production of our jewelry, we believe we use the latest jewelry processing equipment and procedures. Since 2000, we have held an ISO 9001 accreditation, which is an international standard of quality. We have produced thousands of product styles on the following product processing lines:

•	Jewelry processing line for manufacturing precious metal, pure-color gold ornaments, including gold, platinum, palladium and other related metals;

•	K-gold product line for processing multiple types of metals including 8K through 24K gold and platinum ornaments;

•	Studded jewelry processing line;

•	Gold bar and gold coin processing line; and

•	Rare metals craftwork and collections manufacturing line.

Our maximum annual output capacity of the gold jewelry, other rare and precious metal jewelry, K-gold jewelry and inlaid jewelry is approximately 15.0 tons, 8.5 tons, 3.0 tons and 60,000 pieces, respectively.

Business and Growth Strategy

Our current business and growth strategy is to:

•
Develop platinum as the primary metal from which our jewelry is manufactured to capitalize on the recent increase in consumption of platinum jewelry in China. In 2006, and we began to shift our product line to produce more platinum jewelry and we intend invest in the development a new production line to produce studded platinum jewelries.

•	Strengthen our brand name in the China jewelry industry by expanding the marketing and promotion of our products and maintaining large-scale production of quality products

•	Grow with the large and developing Chinese jewelry market by controlling costs and raising additional capital to fund such growth.

•	Continue to rely on our production and wholesale operations while moving resources into the commencement of our retail distribution operations by opening retail stores throughout China.

We intend to establish a retail sales plan aimed at gaining market share in the growing consumer market in China. We intend to open retail stores throughout China, initially, and in Hong Kong and the United States in the future. During 2007, we intend to open 15 retail stores in municipalities and provincial capitals in China, including Beijing, Shanghai, Shenyang, Wuhan and Chengdu.

In connection with our retail expansion plan, we have conducted an analysis on historical sales information and market studies and, based on this analysis, have began to select locations on which we intend establish our retail network. We have not yet secured any locations. We have identified a number of locations in various cities for our first and second phase of retail expansion. In terms of management talent, we have identified and began to negotiate with an experienced senior manager, who has over 20 years of experience in retail industry, to join our team for this expansion.

We believe that the demand for precious metal jewelries is still growing in a rate higher than the general economic growth and that our participation in retail distribution will not create competition to our existing clients. We believe that our design teams can create new designs and establish new markets through our retail network. We hope that the new designs may create mass marketing and advertising opportunities for our products, which we believe may strengthen consumer demand for our products.

We believe that China represents an excellent retail sales opportunity for various reasons that include:

•
increased profit potential - with the intensified competition and increases in the cost of raw materials, profit from the production and wholesale distribution of jewelry is generally decreasing. We believe that entering into the retail market is a viable strategy to maintain and increase profitability in the China jewelry industry.

•	large retail market— China’s retail sales market is one of largest in the world.

•	growing jewelry market—China’s jewelry market has recently experienced significant growth.

•	large pool of potential consumers— China has a large population including a substantial number of potential customers.

•
favorable regulatory changes— as a member of the World Trade Organization (WTO), China is eliminating a number of restrictions on foreign ownership and operation of retail stores. Tariffs on colored gem stones, gold, silver and pearls have been reduced in the past and economic and trade relationships between China and Hong Kong have generally been liberalized.

•	changing consumer preferences— we believe that Chinese consumers are embracing a more Western view of jewelry as a fashion accessory and desire more contemporary, colorful designs.

Sales and Marketing

We rely on our sales and marketing division, which is located at our executive offices in Shenzhen, China for the distribution of our products. We train our salespeople in our product lines. Our marketing and distribution strategy is to screen and identify the strongest retail customers in each distribution channel and to focus on design and sales efforts towards the largest and fastest growing retailers and distributors. Our jewelry is sold to a network of approximately 1,000 distributors, retailers and wholesale agencies. We maintain a broad base of customers and concentrate our efforts on department stores, wholesalers, national jewelry chains, fine jewelers, and stores that sell fashionable jewelry to youth. We also work closely with our major customers and attempt to adjust our product strategies and structure based on customer feedback. We believe this helps decrease the likelihood of overstocked, undesired products.

We expect to move into the retail distribution of our products in 2007. As discussed above in “Business and Growth Strategies,” we intend open retail stores throughout China, initially, and in Hong Kong and in the future, the United States.

Our products are mainly designed for the middle income class in China, with an emphasis on young ladies. Approximately 5% of our designs are for new-born children, 20% of our designs are for middle-aged men, 30% of our designs are for middle to older-aged women and the rest of our designs are for young women. The majority of our products are sold in China at an average retail price of US$200 to US$300, including tax, which would be a similar price range if our products were sold in the United States.

We continue to devote our efforts towards brand development and utilize marketing concepts in an attempt to enhance the marketability of our products. During the past two years, we have carried out a brand development strategy based on product quality and design excellence. We have participated in various marketing activities and exhibitions to promote our products and brand. For example, in 2004, we were the laurel sponsor for multiple beauty pageants, including the “Miss Intercontinental Final” and the “Miss China Universe.” As a laurel sponsor, we design and craft the laurels and/or batons that are presented to a contest’s winner, in addition to the contest’s second and third place runner-ups. We have also sponsored numerous beauty contests such as:

•	the Final of Miss Global of WTO;

•	the 17th World Miss University Contest;

•	the 1st China Miss University Contest; and

•	China Final of Miss World.

We believe that the laurels and batons created in connection with our sponsorship of beauty contests provide us an opportunity to showcase our design and craftsmanship ability, in addition to strengthening our brand recognition.

We have received various governmental awards with respect to our brand, including recognition as a “Chinese Famous Brand,” which is reserved for the top ten most recognized brands of the jewelry in China. We have also received other recognitions, including “Famous Brand in China Jewelry Industry”, “Shenzhen Well-known Brand”, “Shenzhen 300 enterprises with Ultimate Growth” and “China Quality Promise Credit Management Enterprise (Brand)”. We believe that governmental awards and other forms of recognition raise brand recognition for our products.

The “Fuqi” trademark has been registered in the United States, Italy, Japan and Hong Kong.

Supply of Raw Materials

We are a full member of the Shanghai Gold Exchange, a manufacturer designated by the Platinum Guild International, and a standing council member of Shenzhen Gold Association of China. Shanghai Gold Exchange is our primary source of supply for our raw materials, which consist of precious metals.

We maintain our supply of raw materials at our warehouse in Shenzhen, China. We purchase large volume of precious metals approximately five times per month from Shanghai Gold Exchange in advance and in anticipation of orders resulting from our marketing programs. In order to minimize the risk of storage and devaluation, we only purchase pre-cut gemstones, including ruby and jade, upon customers’ requests. We do not have a designated supplier for these pre-cut stones. When a customer places an order that requires pre-cut stones, we purchase the pre-cut stones as required from local supplies in Shenzhen.

Competition

The jewelry production industry is highly competitive, and our competitors include domestic and foreign jewelry manufacturers, wholesalers, and importers who may operate on a national, regional and local scale. Many of our competitors have substantially greater financial, technical and marketing resources and personnel than us. Our competitors in the jewelry production industry include Nongjia, Cuilu, ADK, Junli, Baohengde and Anshenghua. Our strategy is to provide competitively priced, moderate- to high-quality products to the high-volume retail jewelry market. We believe competition is largely based on quality, service, pricing, and established customer relationships.

We intend to enter into the jewelry retail industry, which is also highly competitive. Many of our potential competitors in the retail industry will have larger customer bases, longer operating histories and significantly greater financial, technical, marketing and other resources. Most of these retailers, including Chow Sang Sang Group, Luk Fook Jewelry, TSL Jewelry and Hang Fung Gold Technology, have numerous branches set up across China and may have secured the most desirable locations for retail stores. It is difficult for a newcomer to enter into the retail industry, but we believe that our established production and wholesale distribution business will facilitate our entrance into the retail market.

Major Customers

During the year ended December 31, 2005, 15% of the Company’s sales were generated from one customer, Beijing Hua Shang Rui Lin Trading Co., Ltd. During the nine months ended September 30, 2006 and the years ended December 31, 2004 and 2003, there were no single customers generated more than 10% of the total sales.

Seasonality

Our business is seasonal in nature. Our sales and net income are traditionally higher in the fourth calendar quarter than the rest of the year. During fiscal 2005, a larger portion of our sales was generated during the fourth calendar quarter ending December 31, 2005, and our net income was $1.7 million for the fourth quarter of 2005, as compared to net income of $1.5 million, $1.2 million and $1.0 million for the first, second and third calendar quarters, respectively, of 2005. The primary factors that affect the seasonal changes in our business operations are holidays and traditional Chinese festivals. In the fourth quarter, retailers often experience increased sales due to the golden week of Chinese National Day, Christmas and New Year’s Day. In addition, jewelry retailers commonly stock up from wholesalers to prepare for potentially higher sales during the period before Chinese New Year, which is a peak season of marriage and newborns in China.

Government Regulations

In April 2001, the Shenzhen Business Bureau granted us the right to operate for a period of ten years from the date of the inception of wholly-owned subsidiary, Fuqi China. On May 17, 2006, this right allowed us to transform Fuqi China into a Wholly Owned Foreign Enterprise (a “WOFE”) and formally transfer the ownership of Fuqi China from the founder to Fuqi BVI. Neither this transfer nor our acquisition by the VTM changed our business plan. The right to operate as a WOFE expires 30 years from the date of this approval but based on current PRC legislation, this right is renewable by application. A WOFE can only conduct business within its approved business scope, which ultimately appears on the business license. Our license permits us to design, manufacture, sell and market jewelry products to department stores throughout the PRC. Any amendment to the scope of our business requires further application and government approval. We cannot assure you that we will be able to obtain the necessary government approval for any change or expansion of our business.

Under the PRC laws, supplies of precious metals such as platinum, gold and silver are highly regulated by certain government agencies. Shanghai Gold Exchange is our primary source of supply for our raw materials, which almost substantially consist of precious metals. We are required to obtain several membership and approval certificates from these government agencies in order to continue to conduct our business. We may be required to renew such memberships and to obtain approval certificates periodically. If we are unable to renew these periodic membership or approval certificates, it would materially affect our business operations. We are currently in good standing with these agencies.

We have also been granted independent import and export rights. These rights permit us to import and export jewelry in and out of China. With the relatively lower cost of production in China, we intend to expand into overseas markets after the launch of our China-based retail plan. We do not currently have plans to import jewelry into China.

Employees

We have more than 600 full-time employees. We are not subject to any collective bargaining agreements and we believe our relationship with our employees is good.

Fuqi China is required to contribute a portion of its employees’ total salaries to the Chinese government’s social insurance funds, including medical insurance, unemployment insurance and job injuries insurance, and a housing assistance fund, in accordance with relevant regulations. Fuqi China contributed approximately $93,000, $138,000 and $152,000 for the nine months ended September 30, 2006 and the years ended December 31, 2005 and 2004, respectively. We expect that the amount of Fuqi China’s contribution to the government’s social insurance funds to increase in the future as it expands its workforce and operations.

Facilities

Our principal executive offices are located at 5/F., Block 1, Shi Hua Industrial Zone, Cui Zhu Road North, Shenzhen 518019, China. We own approximately 15,000 square feet of office and showroom at this location.

Our jewelry production facility is located in Shenzhen, China and consists of approximately 66,000 square feet of building space. We own approximately 33,000 square feet of this space and the remainder is leased from a landlord, Guanghong Jin Tong Hai Enterprises Ltd. We have acquired the space for production facility, office and show room located at 5/F., Block 1, Shi Hua Industrial Zone during 2005.

In July 2005, we entered into a leasing agreement with Shenzhen Jin Tong Hai Enterprises Ltd. to lease the production plan on 4th floor Block 1, Shi Hua Industrial Park for a approximately $112,000 per annum. from July 2005 to June 2010. The lease agreement will terminate in June 2010. We have the right to renew the lease prior to its termination. At the time of renewal, the lease amount will be renegotiated, and based on the current industrial leasing market, we expect that the lease amount will be increased by approximately 35% in the year of 2010.

Legal Proceedings

We are not a party to any material legal proceedings.

ITEM 1A:  RISK FACTORS

Any investment in our common stock involves a high degree of risk. Investors should carefully consider the material risks described below and all of the information contained in this registration statement before deciding whether to purchase any of our securities. Our business, financial condition or results of operations could be materially adversely affected by these risks if any of them actually occur. None of our securities are currently listed or quoted for trading on any national securities exchange or national quotation system. If and when our securities are traded, the trading price could decline due to any of these risks, and an investor may lose all or part of his investment. Some of these factors have affected our financial condition and operating results in the past or are currently affecting us. This filing also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced described below and elsewhere in this registration statement.

RISKS RELATED TO OUR OPERATIONS

Jewelry purchases are discretionary, may be particularly affected by adverse trends in the general economy, and a decline in either will make it more difficult to generate revenue.

The success of our operations depends to a significant extent upon a number of factors relating to discretionary consumer spending in China. These factors include economic conditions and perceptions of such conditions by consumers, employment, the rate of change in employment, the level of consumers’ disposable income, business conditions, interest rates, consumer debt levels, availability of credit and levels of taxation for the economy as a whole and in regional and local markets in China where we manufacture and sell our products. There can be no assurance that consumer spending on jewelry will not be adversely affected by changes in general economic conditions in China and globally.

Most of our sales are of products that include gold, platinum, precious metals and other commodities, and fluctuations in the availability and pricing of commodities would adversely impact our ability to obtain and produce products at favorable prices.

The jewelry industry generally is affected by fluctuations in the price and supply of diamonds, gold, platinum and, to a lesser extent, other precious and semi-precious metals and stones. In the past, we have not hedged our requirement for gold, platinum or other raw materials through the use of options, forward contracts or outright commodity purchasing, but we intend to engage in such hedging in the future, depending on our available resources. A significant disruption in our supply of gold, platinum, and other commodities could decrease our production and shipping levels, materially increase our operating costs and materially adversely affect our profit margins. Shortages of gold, platinum, and other commodities or interruptions in transportation systems, labor strikes, work stoppages, war, acts of terrorism or other interruptions to or difficulties in the employment of labor or transportation in the markets in which we purchase our raw materials and may adversely affect our ability to maintain production of our products and sustain profitability. If we were to experience a significant or prolonged shortage of gold, platinum, and other commodities, we would be unable to meet our production schedules and to ship products to our customers in timely fashion, which would adversely affect our sales, margins and customer relations.

We have only been engaged in the manufacture and wholesale distribution of jewelry products and have no experience or operating history with respect to our intended entry into the retail jewelry market. Our attempt to enter the retail market may fail, divert management’s attention and adversely affect our operating results.

We have derived nearly all of our net revenues from the production and wholesale distribution of our jewelry products. We intend to devote management time and resources to establishing retail stores throughout China. We have no experience or operating history in the retail market, and our attempt to enter the market could fail and use substantial resources. Because the retail industry is new to us, we may be unable to effectively assess or address the evolving risks and difficulties present in this market, which could threaten our capacity to continue overall operations successfully in the future.

We may need to raise additional funds in the future. These funds may not be available on acceptable terms or at all, and, without additional funds, we may not be able to maintain or expand our business.

We expect to expend significant resources to commence our planned retail distribution of our manufactured jewelry in China. We will require substantial additional funds in order to finance our planned retail distribution, fund operating expenses, and to develop manufacturing, marketing and sales capabilities. We also expect to require additional funds to shift the focus of our primary product from gold to platinum. Without raising additional funds, we may not be able to meet these goals. We may seek additional funding through public or private financing or through collaborative arrangements with strategic partners.

You should also be aware that in the future:

•	we cannot be certain that additional capital will be available on favorable terms, if at all;

•	any available additional financing may not be adequate to meet our goals; and

•	any equity financing would result in dilution to shareholders.

If we cannot raise additional funds when needed, or on acceptable terms, we may not be able to effectively execute our growth strategy (including entering the retail market), take advantage of future opportunities, or respond to competitive pressures or unanticipated requirements. In addition, we may be required to scale back or discontinue our production and development program, or obtain funds through strategic alliances that may require it to relinquish certain rights.

Our ability to maintain or increase our revenue could be harmed if we are unable to strengthen and maintain a brand image.

We believe that primary factors in determining customer buying decisions in China’s jewelry sector include customer price, confidence in the merchandise sold, and the level and quality of customer service. The ability to differentiate our products from competitors by our brand based marketing strategies is a factor in attracting consumers, and if our strategy and efforts to promote our brand, such as beauty contest sponsorship, fails to garner brand recognition, our ability to generate revenue may suffer. If we are unable to differentiate our products, our ability to sell our products wholesale and our planned sale of products retail will be adversely affected. If we fail to anticipate, identify or react appropriately or in a timely manner to customer buying decisions, we could experience reduced consumer acceptance of our products, a diminished brand image, higher markdowns, and costs to recast overstocked jewelry. These factors could result in lower selling prices and sales volumes for our products, which could adversely affect our financial condition and results of operations. This risk is particularly acute because we rely on a limited demographic customer base for a large percentage of our sales.

If we are not able to adapt to changing jewelry trends in China, our inventory may be overstocked and we may be forced to reduce the price of our overstocked jewelry or incur the cost to recast it into new jewelry.

We depend on consumer fashions, preferences for jewelry and the demand for particular products in China. Jewelry design trends in China can change rapidly, as evidenced by the recent increase in the consumption of platinum jewelry in the Chinese market. The ability to predict accurately future changes in taste, respond to changes in consumer preferences, carry the inventory demanded by customers, deliver the appropriate quality, price products correctly and implement effective purchasing procedures, all have an important influence on determining sales performance and achieved gross margin. If we fail to anticipate, identify or react appropriately to changes in styles and trends, we could experience excess inventories, higher than normal markdowns or an inability to sell our products. If such a situation exists, we may need to incur additional costs to recast our products to fit the demand recovering only the raw material with all labor invested in the product lost.

Our failure to manage growth effectively could have an adverse effect on our employee efficiency, product quality, working capital levels, and results of operations.

We intend to conduct a growth strategy into retail distribution of our products that we hope will result in rapid growth, which will place significant demands on our managerial, operational and financial resources. Any significant growth in the market for our current wholesale business and our planned retail distribution would require us to expand our employee base for managerial, operational, financial, and other purposes. During any growth, we may face problems related to our operational and financial systems and controls, including quality control and delivery and service capabilities. We would also need to continue to expand, train and manage our employee base. We currently have approximately 600 full-time employees, and, at that size, a rapid increase in the number of our employees would be difficult to manage. Continued future growth will impose significant added responsibilities upon the members of management to identify, recruit, maintain, integrate, and motivate new employees. If we are able to launch our retail business, some of these employees would need retail experience, which we currently have none.

Aside from increased difficulties in the management of human resources, we may also encounter working capital issues, as we will need increased liquidity to finance the purchases of raw materials and supplies, development of new products, establishment of new retail stores, and the hiring of additional employees. Our failure to manage growth effectively may lead to operational and financial inefficiencies that will have a negative effect on its profitability. We cannot assure you that we will be able to timely and effectively meet that demand and maintain the quality standards required by our existing and potential customers and licensees.

We are dependent on certain key personnel and loss of these key personnel could have a material adverse effect on our business, financial condition and results of operations.

Our success is, to a certain extent, attributable to our management, sales and marketing, and operational and technical expertise of certain key personnel. Each of our named executive officers, including our Chief Executive Officer Yu Kwai Chong, performs key functions in the operation of our business. We do not have employment agreements with such key personnel, and there can be no assurance that we will be able to retain these officers or that such personnel may not receive and/or accept competing offers of employment. The loss of a significant number of these employees could have a material adverse effect upon our business, financial condition, and results of operations.

We are controlled by one shareholder, whose interests may differ from those of other shareholders. As a result, we could be prevented from entering into potentially beneficial transactions if they conflict with our major shareholder’s interests.

As of the close of the Share Exchange Transaction, Mr. Chong, our Chief Executive Officer and our largest shareholder, beneficially owns or controls approximately 91.2% of our outstanding shares. Mr. Chong was the former sole stockholders of Fuqi BVI. Mr. Chong possesses significant influence over us, giving him the ability, among other things, to elect a majority of the Board of Directors and to approve significant corporate transactions. Such stock ownership and control may also have the effect of delaying or preventing a future change in control, impeding a merger, consolidation, takeover or other business combination or discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of our company. Without the consent of Mr. Chong, we could be prevented from entering into potentially beneficial transactions if they conflict with our major shareholder’s interests. The interests of this shareholder may differ from the interests of our other shareholders.

RISKS RELATED TO DOING BUSINESS IN CHINA

All of our assets are located in China and all of our revenues are derived from our operations in China, and changes in the political and economic policies of the PRC government could have a significant impact upon what business we may be able to conduct in the PRC and accordingly on the results of our operations and financial condition.

Our business operations may be adversely affected by the current and future political environment in the PRC. The PRC has operated as a socialist state since the mid-1900s and is controlled by the Communist Party of China. The Chinese government exerts substantial influence and control over the manner in which we must conduct our business activities. The PRC has only permitted provincial and local economic autonomy and private economic activities since 1988. The government of the PRC has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy, including the jewelry industry, through regulation and state ownership. Our ability to operate in China may be adversely affected by changes in Chinese laws and regulations, including those relating to taxation, import and export tariffs, raw materials, environmental regulations, land use rights, property and other matters. Under the current government leadership, the government of the PRC has been pursuing economic reform policies that encourage private economic activity and greater economic decentralization. There is no assurance, however, that the government of the PRC will continue to pursue these policies, or that it will not significantly alter these policies from time to time without notice.

Our operations are subject to PRC laws and regulations that are sometimes vague and uncertain. Any changes in such PRC laws and regulations, or the interpretations thereof, may have a material and adverse effect on our business.

The PRC's legal system is a civil law system based on written statutes. Unlike the common law system prevalent in the United States, decided legal cases have little value as precedents in China. There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including but not limited to the laws and regulations governing our business, or the enforcement and performance of our arrangements with customers in the event of the imposition of statutory liens, death, bankruptcy and criminal proceedings. The Chinese government has been developing a comprehensive system of commercial laws, and considerable progress has been made in introducing laws and regulations dealing with economic matters such as foreign investment, corporate organization and governance, commerce, taxation and trade. However, because these laws and regulations are relatively new, and because of the limited volume of published cases and judicial interpretation and their lack of force as precedents, interpretation and enforcement of these laws and regulations involve significant uncertainties. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. We are considered a foreign person or foreign funded enterprise under PRC laws, and as a result, we are required to comply with PRC laws and regulations. We cannot predict what effect the interpretation of existing or new PRC laws or regulations may have on our businesses. If the relevant authorities find us in violation of PRC laws or regulations, they would have broad discretion in dealing with such a violation, including, without limitation:

•	levying fines;

•	revoking our business, other licenses or authorities;

•	requiring that we restructure our ownership or operations; and

•	requiring that we discontinue some or all of our business.

The scope of our business license in China is limited, and we may not expand or continue our business without government approval and renewal, respectively.

We are a wholly-owned foreign enterprise, commonly known as a WOFE. A WOFE can only conduct business within its approved business scope, which ultimately appears on the business license. Our license permits us to design, manufacture, sell and market jewelry products to department stores throughout the PRC. Any amendment to the scope of our business requires further application and government approval. In order for us to expand our business beyond the scope of our license, we will be required to enter into a negotiation with the authorities for the approval to expand the scope of our business. We cannot assure you that it will be able to obtain the necessary government approval for any change or expansion of our business.

Inflation in China could negatively affect our profitability and growth.

While the Chinese economy has experienced rapid growth, such growth has been uneven among various sectors of the economy and in different geographical areas of the country. Rapid economic growth can lead to growth in the money supply and rising inflation. During the past decade, the rate of inflation in China has been as high as approximately 20% and China has experienced deflation as low as minus 2%. If prices for our products rise at a rate that is insufficient to compensate for the rise in the costs of supplies such as raw materials, it may have an adverse effect on our profitability. In order to control inflation in the past, the PRC government has imposed controls on bank credits, limits on loans for fixed assets and restrictions on state bank lending. The implementation of such policies may impede economic growth. In October 2004, the People's Bank of China, the PRC's central bank, raised interest rates for the first time in nearly a decade and indicated in a statement that the measure was prompted by inflationary concerns in the Chinese economy. In April 2006, the People’s Bank of China raised the interest rate again. Repeated rises in interest rates by the central bank would likely slow economic activity in China which could, in turn, materially increase our costs and also reduce demand for our products.

Recent PRC regulations relating to acquisitions of PRC companies by foreign entities may create regulatory uncertainties that could restrict or limit our ability to operate, including our ability to pay dividends.

The PRC State Administration of Foreign Exchange, or “SAFE,” issued a public notice in January 2005 concerning foreign exchange regulations on mergers and acquisitions in China. The public notice states that if an offshore company controlled by PRC residents intends to acquire a PRC company, such acquisition will be subject to strict examination by the relevant foreign exchange authorities. The public notice also states that the approval of the relevant foreign exchange authorities is required for any sale or transfer by the PRC residents of a PRC company's assets or equity interests to foreign entities for equity interests or assets of the foreign entities.

In April 2005, SAFE issued another public notice further explaining the January notice. In accordance with the April notice, if an acquisition of a PRC company by an offshore company controlled by PRC residents has been confirmed by a Foreign Investment Enterprise Certificate prior to the promulgation of the January notice, the PRC residents must each submit a registration form to the local SAFE branch with respect to their respective ownership interests in the offshore company, and must also file an amendment to such registration if the offshore company experiences material events, such as changes in the share capital, share transfer, mergers and acquisitions, spin-off transaction or use of assets in China to guarantee offshore obligations. The April notice also provides that failure to comply with the registration procedures set forth therein may result in restrictions on any of our PRC resident shareholders and Fuqi BVI and Fuqi China. Pending the promulgation of detailed implementation rules, the relevant government authorities are reluctant to commence processing any registration or application for approval required under the SAFE notices.

In addition, on August 8, 2006, the Ministry of Commerce (“MOFCOM”), joined by the State-owned Assets Supervision and Administration Commission of the State Council, State Administration of Taxation, State Administration for Industry and Commerce, China Securities Regulatory Commission and SAFE, amended and released the Provisions for Foreign Investors to Merge and Acquire Domestic Enterprises, new foreign-investment rules which took effect September 8, 2006, superseding much, but not all, of the guidance in the prior SAFE circulars. These new rules significantly revise China’s regulatory framework governing onshore-offshore restructurings and how foreign investors can acquire domestic enterprises. These new rules signify greater PRC government attention to cross-border merger, acquisition and other investment activities, by confirming MOFCOM as a key regulator for issues related to mergers and acquisitions in China and requiring MOFCOM approval of a broad range of merger, acquisition and investment transactions. Further, the new rules establish reporting requirements for acquisition of control by foreigners of companies in key industries, and reinforce the ability of the Chinese government to monitor and prohibit foreign control transactions in key industries.

These new rules may significantly affect the means by which offshore-onshore restructurings are undertaken in China in connection with offshore private equity and venture capital financings, mergers and acquisitions. It is expected that such transactional activity in China in the near future will require significant case-by-case guidance from MOFCOM and other government authorities as appropriate. It is anticipated that application of the new rules will be subject to significant administrative interpretation, and we will need to closely monitor how MOFCOM and other ministries apply the rules to ensure its domestic and offshore activities continue to comply with PRC law. Given the uncertainties regarding interpretation and application of the new rules, we may need to expend significant time and resources to maintain compliance.

Our business operations or future strategy could be adversely affected by the interpretations and implementation of the SAFE notices and the new rules. For example, we may be subject to more stringent review and approval process with respect to our foreign exchange activities.

Failure to comply with the United States Foreign Corrupt Practices Act could subject us to penalties and other adverse consequences.

Upon completion of the Share Exchange Transaction, we became subject to the United States Foreign Corrupt Practices Act, which generally prohibits United States companies from engaging in bribery or other prohibited payments to foreign officials for the purpose of obtaining or retaining business. Foreign companies, including some that may compete with our company, are not subject to these prohibitions. Corruption, extortion, bribery, pay-offs, theft and other fraudulent practices may occur from time-to-time in the PRC. We can make no assurance, however, that our employees or other agents will not engage in such conduct for which we might be held responsible. If our employees or other agents are found to have engaged in such practices, we could suffer severe penalties and other consequences that may have a material adverse effect on our business, financial condition and results of operations.

Any recurrence of severe acute respiratory syndrome, or SARS, the Avian Flu, or another widespread public health problem, in the PRC could adversely affect our operations.

A renewed outbreak of SARS, the Avian Flu or another widespread public health problem in China, where all of our manufacturing facilities are located and where all of our sales occur, could have a negative effect on our operations. Our business is dependent upon our ability to continue to manufacture our products. Such an outbreak could have an impact on our operations as a result of:

•	quarantines or closures of some of our manufacturing facilities, which would severely disrupt our operations,

•	the sickness or death of our key officers and employees, and

•	a general slowdown in the Chinese economy.

Any of the foregoing events or other unforeseen consequences of public health problems could adversely affect our operations.

Because our business is located in the PRC, we may have difficulty establishing adequate management, legal and financial controls, which we are required to do in order to comply with U.S. securities laws.

PRC companies have historically not adopted a Western style of management and financial reporting concepts and practices, which includes strong corporate governance, internal controls and, computer, financial and other control systems. Most of our middle and top management staff are not educated and trained in the Western system. In addition, we may need to rely on a new and developing communication infrastructure to efficiently transfer our information from retail nodes to the head quarter. In addition, we may have difficulty in hiring and retaining a sufficient number of qualified employees to work in the PRC. As a result of these factors, we may experience difficulty in establishing management, legal and financial controls, collecting financial data and preparing financial statements, books of account and corporate records and instituting business practices that meet Western standards. Therefore, we may, in turn, experience difficulties in implementing and maintaining adequate internal controls as required under Section 404 of the Sarbanes-Oxley Act of 2002. This may result in significant deficiencies or material weaknesses in our internal controls which could impact the reliability of our financial statements and prevent us from complying with SEC rules and regulations and the requirements of the Sarbanes-Oxley Act of 2002. Any such deficiencies, weaknesses or lack of compliance could have a materially adverse effect on our business.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in China based upon U.S. laws, including the federal securities laws or other foreign laws against us or our management.

All of our current operations, including the manufacturing and distribution of jewelry, are conducted in China. Moreover, all of our directors and officers are nationals and residents of China. All or substantially all of the assets of these persons are located outside the United States and in the PRC. As a result, it may not be possible to effect service of process within the United States or elsewhere outside China upon these persons. In addition, uncertainty exists as to whether the courts of China would recognize or enforce judgments of U.S. courts obtained against us or such officers and/or directors predicated upon the civil liability provisions of the securities laws of the United States or any state thereof, or be competent to hear original actions brought in China against us or such persons predicated upon the securities laws of the United States or any state thereof.

RISKS RELATED TO OUR CAPITAL STRUCTURE

There is no current trading market for our common stock, and there is no assurance of an established public trading market, which would adversely affect the ability of our investors to sell their securities in the public market.

Our common stock is not currently listed or quoted for trading on any national securities exchange or national quotation system. In the future, we intend to apply for the quotation of our common stock on the OTC Bulletin Board. It is our intention to seek a market maker to publish quotations for our shares on the OTC Electronic Bulletin Board; however, we have no agreement or understanding with any potential market maker. Accordingly, we can provide no assurance to you that a public market for our shares will develop and if so, what the market price of our shares may be. There is no guarantee that securities will be granted approval for quotation on the OTC Bulletin Board.

In addition, the NASD has enacted changes that limit quotations on the OTC Bulletin Board to securities of issuers that are current in their reports filed with the Securities and Exchange Commission. The OTC Bulletin Board is an inter-dealer, over-the-counter market that provides significantly less liquidity than, for example, the NASDAQ Global Market or AMEX. Quotes for stocks included on the OTC Bulletin Board are not listed in the financial sections of newspapers as are those for the NASDAQ Global Market or AMEX. Therefore, prices for securities traded solely on the OTC Bulletin Board may be difficult to obtain and holders of common stock may be unable to resell their securities at or near their original offering price or at any price.

We may not be able to achieve the benefits expected to result from the Share Exchange Transaction, and, instead, our management’s diverted attention could materially and adversely affect our daily operations, our stock price and operating results.

On November 20, 2006, we entered into the Share Exchange Agreement with the sole shareholder of Fuqi BVI pursuant to which we agreed to acquire all of the issued and outstanding share capital of Fuqi BVI in exchange for newly issued shares of our common stock. On November 22, 2006, the Share Exchange closed, and Fuqi BVI became our wholly-owned subsidiary and our sole business operation became that of Fuqi BVI and its wholly-owned subsidiary, Fuqi China. Also, the management and directors of Fuqi BVI became the management and directors of our company upon the closing of the Share Exchange. In addition, we changed our corporate name from “VT Marketing Services, Inc.” to “Fuqi International, Inc.” and reincorporated from the State of Nevada to the State of Delaware.

The Share Exchange was effected for various reasons, including:

•	access to the capital markets of the United States;

•	the increased market liquidity expected to result from exchanging stock in a private company for securities of a public company that may eventually be traded;

•	the ability to use registered securities to make acquisition of assets or businesses;

•	increased visibility in the financial community;

•	enhanced access to the capital markets;

•	improved transparency of operations; and

•	perceived credibility and enhanced corporate image of being a publicly traded company.

There can be no assurance that any of the anticipated benefits of the Share Exchange will be realized in respect to our new business operations. In addition, the attention and effort devoted to achieving the benefits of the Share Exchange and attending to the obligations of being a public company, such as reporting requirements and securities regulations, could significantly divert management’s attention from other important issues, which could materially and adversely affect our operating results or stock price in the future.

If we fail to maintain effective internal controls over financial reporting, the price of our common stock may be adversely affected.

Our internal control over financial reporting may have weaknesses and conditions that need to be addressed, the disclosure of which may have an adverse impact on the price of our common stock. We are required to establish and maintain appropriate internal controls over financial reporting. Failure to establish those controls, or any failure of those controls once established, could adversely impact our public disclosures regarding our business, financial condition or results of operations. Our failure of these controls could also prevent us from maintaining accurate accounting records and discovering accounting errors and financial frauds. In addition, management’s assessment of internal controls over financial reporting may identify weaknesses and conditions that need to be addressed in our internal controls over financial reporting or other matters that may raise concerns for investors. Any actual or perceived weaknesses and conditions that need to be addressed in our internal control over financial reporting, disclosure of management’s assessment of our internal controls over financial reporting or disclosure of our public accounting firm’s attestation to or report on management’s assessment of our internal controls over financial reporting may have an adverse impact on the price of our common stock.

Standards for compliance with Section 404 of the Sarbanes-Oxley Act of 2002 are uncertain, and if we fail to comply in a timely manner, our business could be harmed and our stock price could decline.

Rules adopted by the SEC pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 require annual assessment of our internal control over financial reporting, and attestation of this assessment by our company’s independent registered public accountants. The SEC extended the compliance dates for non-accelerated filers, as defined by the SEC. Accordingly, we believe that the annual assessment of our internal controls requirement will first apply to our annual report for the 2007 fiscal year and the attestation requirement of management’s assessment by our independent registered public accountants will first apply to our annual report for the 2008 fiscal year. The standards that must be met for management to assess the internal control over financial reporting as effective are new and complex, and require significant documentation, testing and possible remediation to meet the detailed standards. We may encounter problems or delays in completing activities necessary to make an assessment of our internal control over financial reporting. In addition, the attestation process by our independent registered public accountants is new and we may encounter problems or delays in completing the implementation of any requested improvements and receiving an attestation of our assessment by our independent registered public accountants. If we cannot assess our internal control over financial reporting as effective, or our independent registered public accountants are unable to provide an unqualified attestation report on such assessment, investor confidence and share value may be negatively impacted.

Our common stock may be considered a “penny stock,” and thereby be subject to additional sale and trading regulations that may make it more difficult to sell.

Our common stock, which is not currently listed or quoted for trading, may be considered to be a “penny stock” if it does not qualify for one of the exemptions from the definition of “penny stock” under Section 3a51-1 of the Securities Exchange Act for 1934, as amended (the “Exchange Act”) once, and if, it starts trading. Our common stock may be a “penny stock” if it meets one or more of the following conditions (i) the stock trades at a price less than $5.00 per share; (ii) it is NOT traded on a “recognized” national exchange; (iii) it is NOT quoted on the Nasdaq Capital Market, or even if so, has a price less than $5.00 per share; or (iv) is issued by a company that has been in business less than three years with net tangible assets less than $5 million.

The principal result or effect of being designated a “penny stock” is that securities broker-dealers participating in sales of our common stock will be subject to the “penny stock” regulations set forth in Rules 15-2 through 15g-9 promulgated under the Exchange Act. For example, Rule 15g-2 requires broker-dealers dealing in penny stocks to provide potential investors with a document disclosing the risks of penny stocks and to obtain a manually signed and dated written receipt of the document at least two business days before effecting any transaction in a penny stock for the investor's account. Moreover, Rule 15g-9 requires broker-dealers in penny stocks to approve the account of any investor for transactions in such stocks before selling any penny stock to that investor. This procedure requires the broker-dealer to (i) obtain from the investor information concerning his or her financial situation, investment experience and investment objectives; (ii) reasonably determine, based on that information, that transactions in penny stocks are suitable for the investor and that the investor has sufficient knowledge and experience as to be reasonably capable of evaluating the risks of penny stock transactions; (iii) provide the investor with a written statement setting forth the basis on which the broker-dealer made the determination in (ii) above; and (iv) receive a signed and dated copy of such statement from the investor, confirming that it accurately reflects the investor's financial situation, investment experience and investment objectives. Compliance with these requirements may make it more difficult and time consuming for holders of our common stock to resell their shares to third parties or to otherwise dispose of them in the market or otherwise.

The ability of our Chinese operating subsidiary to pay dividends may be restricted due to foreign exchange control regulations of China.

The ability of our Chinese operating subsidiary to pay dividends may be restricted due to the foreign exchange control policies and availability of cash balance of the Chinese operating subsidiary. Because substantially all of our operations are conducted in China and our revenues are generated in China, all of our revenue being earned and currency received are denominated in Renminbi (RMB). RMB is subject to the exchange control regulation in China, and, as a result, we may be unable to distribute any dividends outside of China due to PRC exchange control regulations that restrict our ability to convert RMB into US Dollars.

We do not foresee paying cash dividends in the foreseeable future and, as a result, our investors sole source of gain, if any, will depend on capital appreciation, if any.

We do not plan to declare or pay any cash dividends on our shares of common stock in the foreseeable future and we currently intend to retain any future earnings for funding growth. We paid cash dividends of $3,975,904 during the year ended December 31, 2004 and cash dividends of $5,421,687 during the year ended December 31, 2005. Each of these dividends was paid by our subsidiary to Mr. Chong, as its sole stockholder, which offset the amounts due to our subsidiary by Mr. Chong. We currently have no intention to declare dividends in the foreseeable future. As a result, you should not rely on an investment in our securities if you require dividend income. Capital appreciation, if any, of our shares may be your sole source of gain for the foreseeable future. Moreover, you may not be able to resell your shares in our company at or above the price you paid for them.

ITEM 2. FINANCIAL INFORMATION

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated statement of operations data for the years ended December 31, 2005, 2004, 2003 and 2002 and the balance sheet data as of December 31, 2005 and 2004 is derived from our audited consolidated financial statements, which, except for 2002, are included elsewhere in this Form 10. The selected consolidated statement of operations data for the period from April 2, 2001 (inception) to December 31, 2001 and the balance sheet data as of December 31, 2001 is derived from our unaudited consolidated financial statements not included in this Form 10. The following selected consolidated statement of operations data for the nine months ended September 30, 2006 and 2005 and consolidated balance sheet data as of September 30, 2006 is derived from our unaudited interim condensed consolidated financial statements, which are included elsewhere in this Form 10. In the opinion of management, unaudited financial statements include all adjustments, consisting principally of normal recurring accruals, that management considers necessary for a fair presentation of the financial position and the results of operations for these periods. Historical results are not necessarily indicative of the results of operations for future periods. The following data is qualified in its entirety by and should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this Form 10.

	Nine Months Ended September 30,		Years Ended December 31,
	2006	2005	2005	2004	2003	2002	2001
	(unaudited)	(unaudited)					(unaudited)
			(in thousands)

Net sales	$67,607	$51,928	$72,580	$56,765	$29,501	$15,226	$4,726

Cost of sales	61,751	47,163	64,964	50,862	26,019	13,592	4,214

Gross profit	5,856	4,765	7,616	5,903	3,482	1,634	512

Operating expenses:
Selling and marketing	328	442	624	549	251	199	93
General and administrative	645	516	671	1,006	1,006	390	394

Total operating expenses	973	958	1,295	1,555	1,257	589	487

Income from operations	4,883	3,807	6,321	4,348	2,225	1,045	25

Other income (expenses):
Interest expense	(577)	(316)	(498)	(100)	-	-	-
Interest income	-	-	-	-	1	1	1
Loss on disposal of fixed assets	-	-	-	(45)	-	-	-
Miscellaneous	13	-	(1)	4	40	48	-

Total other income (expenses)	(564)	(316)	(499)	(141)	41	49	1

Income before provision for income taxes	4,319	3,491	5,822	4,207	2,266	1,094	26

Provision for income taxes	625	262	452	359	193	81	-

Net income	3,694	3,229	5,370	3,848	2,073	1,013	26

Other comprehensive income - foreign currency translation adjustments	166	244	143	-	-	-	-

Comprehensive income	$3,860	$3,473	$5,513	$3,848	$2,073	$1,013	$26

	As of September 30,	As of December 31,
	2006	2005	2004	2003	2002	2001
	(unaudited)					(unaudited)
	(in thousands)

Balance Sheet Data:
Cash and cash equivalents	$130	$71	$256	$1,294	$235	$10
Total assets	28,569	28,115	11,230	8,579	9,097	6,924
Current loan payable - short term	13,908	12,392	4,819	380	-	-
Total stockholders’ equity (deficit)	8,716	7,607	2,695	2,823	437	389

RECAPITALIZATION

The acquisition of Fuqi BVI, and its wholly owned subsidiary Fuqi China, by us pursuant to the Share Exchange Transaction was accounted for as a recapitalization by us. The recapitalization was, at the time of the Share Exchange, the merger of a private operating company (Fuqi BVI) into a non-operating private shell corporation with nominal net assets and as such is treated as a capital transaction, rather than a business combination. As a result no goodwill is recorded. The transaction is the equivalent to the issuance of stock by the private company for the net monetary assets of the shell corporation. The pre-acquisition financial statements of Fuqi BVI are treated as the historical financial statements of the consolidated companies. The financial statements presented reflect the change in capitalization for all periods presented, therefore the capital structure of the consolidated enterprise, being the capital structure of the legal parent, is different from that appearing in the financial statements of Fuqi BVI in earlier periods due to the recapitalization.

MANAGEMENT DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS

The following discussion contains forward-looking statements that involve risks and uncertainties. Forward-looking statements include, but are not limited to, statements regarding future events, our plans and expectations and financial projections. Our actual results could differ materially from those discussed herein. Factors that could cause or contribute to such differences include, but are not limited to, those discussed elsewhere in this Form 10. See “Item 1A. Risk Factors.”

Overview

We are engaged in the design, manufacture, marketing and wholesale distribution of a full range of precious metal jewelry in China. We currently operate through two divisions: (i) production and (ii) sales and marketing. The production division is responsible for manufacturing of our jewelry products and the sales and marketing division is responsible for the selling and marketing functions of the products, including customer relations and customer service. We intend to enter into the retail distribution of our jewelry products by opening or acquiring retail stores in China during 2007.

          We generate our revenues primarily from the sale of gold and platinum jewelry. We intend to develop platinum as the primary metal from which our jewelry is manufactured to capitalize on the recent increase in consumption of platinum jewelry in China. We also will devote resources to strengthen our brand name in the China jewelry industry by expanding the marketing and promotion of our products and maintaining large-scale production of quality products. Our operations are subject to all of the risks inherent in establishing a business enterprise in China, particularly one that is dependent, initially, on the ever-changing retail trends in products that are discretionary. If we do not receive the consumer or business acceptance that we anticipate, our revenues and operating results will likewise not reach the levels we anticipate. In addition, our ability to effectively conduct our operations must be evaluated in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with establishing a growth business, including uncertainty as to production capabilities, market acceptance, marketing methods, expenses and competition. We may not be successful in our proposed new business activities, such as entering the retail market for our products.

The Chinese jewelry industry has recently experienced growth due to a series of governmental reforms, an increase in income levels and growth in the urban population in China. The industry is also highly competitive, and our competitors include domestic and foreign jewelry manufacturers, wholesalers, and importers who may operate on a national, regional and local scale. Many of our competitors have substantially greater financial, technical and marketing resources and personnel than us. As we believe competition is largely based on quality, service, and pricing, our strategy is to provide competitively priced, moderate- to high-quality products to the high-volume retail jewelry market. We also intend to enter into the jewelry retail industry, which is also highly competitive. Many of our potential competitors in the retail industry will have larger customer bases, longer operating histories and significantly greater financial, technical, marketing and other resources. It may be difficult for a newcomer to enter into the retail industry, but we believe that our established production and wholesale distribution business will facilitate our entrance into the retail market.

We would need to raise additional capital as required to match our expansion plan. We anticipate that we would need approximately $40.0 million in additional capital to execute our retail plan for the coming two years. If we are able to obtain the additional capital, a substantial portion of it, approximately $20.0 million, would be used to acquire raw materials. A smaller portion of the additional capital, approximately $16.0 million, would be used for the opening or acquiring of retail outlets. Approximately $2.0 million of the additional capital would be used to acquire components and additional tooling and the remaining portion of the additional capital would be applied to working capital for labor to manufacture jewelry and marketing and promotional activities.

Corporate History

We were originally incorporated in the State of Arizona on September 3, 2004 as VT Marketing Services, Inc. We were a wholly-owned subsidiary of Visitalk Capital Corporation (“VCC”), and formed as part of the implementation of the Chapter 11 reorganization plan (the “Visitalk Plan”) of visitalk.com, Inc. (“Visitalk.com”). Visitalk.com filed for Chapter 11 Bankruptcy in November 2000. The Visitalk Plan became effective on September 17, 2004 (the “Effective Date”). On September 22, 2004, Visitalk.com merged into VCC, which was authorized as the reorganized debtor under the Visitalk Plan. As part of the Visitalk Plan, we issued shares of our common stock and warrants to purchase shares of our common stock that were distributed to creditors and claimants of Visitalk.com. Our original business was to use Visitalk.com’s technology to facilitate peer-to-peer marketing activities. On July 21, 2006, we sold 1,368,761 shares of common stock (post Reverse Split) to BayPeak, LLC. As part of this transaction (the “Bay Peak Sale”), we abandoned our peer-to-peer marketing business, and began to seek companies in Asia with potential, in particular companies based in China, to acquire. The shares issued in the Bay Peak Sale represented 75% of our outstanding shares at the time of issuance. On July 28, 2006, Visitalk.com was granted its Final Decree by the Bankruptcy Court. On November 6, 2006, we conducted a reverse stock split of our shares common stock and issued one share for each 15.43 shares of our common stock then outstanding (the “Reverse Split”). No shareholder was reversed below 100 shares in the Reverse Split and the then outstanding Plan Warrants were not effected by the Reverse Split. On November 8, 2006, we changed our state of incorporation from Arizona to Nevada.

On November 20, 2006, we entered into a share exchange agreement with Yu Kwai Chong, who is the sole shareholder of Fuqi BVI pursuant to which we agreed to acquire all of the issued and outstanding capital stock of Fuqi BVI (the “Exchange Transaction”). The Exchange Transaction closed on November 22, 2006 and, per the terms of the share exchange agreement (the “Share Exchange Agreement”), we issued an aggregate of 18,886,666 shares of our common stock (post Reverse Split) in exchange for all of the issued and outstanding securities of Fuqi BVI. Pursuant to the Share Exchange Agreement, BayPeak agreed to cancel 8,761 shares of common stock.

On December 8, 2006, we changed our corporate name from “VT Marketing Services, Inc.” to “Fuqi International, Inc.” and reincorporated from the State of Nevada to the State of Delaware.

For financial accounting purposes, the Exchange Transaction was treated as a reverse acquisition by Fuqi BVI, under the purchase method of accounting, and was treated as a recapitalization with Fuqi BVI as the acquirer. Accordingly, our historical financial statements have been prepared to give retroactive effect to the reverse acquisition completed on November 22, 2006, and represent the operations of Fuqi BVI and its wholly-owned subsidiary, Shenzhen Fuqi Jewelry Co., Ltd. (“Fuqi China”), a company established under the laws of the People's Republic of China. Upon the acquisition of Fuqi BVI, our sole business operations became that of Fuqi BVI.

Critical Accounting Policies, Estimates and Assumptions

Management's discussion and analysis of results of operations and financial condition are based upon our consolidated financial statements. These statements have been prepared in accordance with accounting principles generally accepted in the United States of America. These principles require management to make certain estimates and assumptions that affect amounts reported and disclosed in the financial statements and related notes. The most significant estimates and assumptions include valuation of inventories, provisions for income taxes and allowance for doubtful accounts, the recoverability of the long-lived assets. Actual results could differ from these estimates. Periodically, we review all significant estimates and assumptions affecting the financial statements and records the effect of any necessary adjustments.

The following critical accounting policies rely upon assumptions and estimates and were used in the preparation of our consolidated financial statements:

Revenue Recognition. Revenue is recognized upon delivery and acceptance of jewelry products by our customers, provided that the other conditions of sales are satisfied: (i) persuasive evidence of an arrangement exists; (ii) delivery has occurred, upon shipment when title passes, or services have been rendered; (iii) our price to the buyer is fixed or determinable; and (iv) collectibility is reasonably assured.

Currency Reporting. Amounts reported are stated in U.S. Dollars, unless stated otherwise. Our functional currency is reported in Renminbi ("RMB"). Foreign currency transactions (outside PRC) are translated into RMB according to the prevailing exchange rate at the transaction dates. Assets and liabilities denominated in foreign currencies at the balance sheet dates are translated into RMB at period-end exchange rates. Our functional currency is RMB. For the purpose of preparing the consolidated financial statements, the consolidated balance sheets of our company have been translated into U.S. dollars at the current rates as of end of the respective period and the statements of operations have been translated into U.S. dollars at the weighted average rates during the periods the transactions were recognized. The resulting translation gain adjustments are recorded as other comprehensive income in the statements of income and comprehensive income and as a separate component of statements of shareholders' equity.

Allowance for Doubtful Accounts. We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. Allowance for doubtful accounts is based on the our assessment of the collectibility of specific customer accounts, the aging of accounts receivable, our history of bad debts, and the general condition of the industry. If a major customer's credit worthiness deteriorates, or our customers' actual defaults exceed historical experience, our estimates could change and impact our reported results. We have not been experiencing any significant amount of bad debt in the past.

Inventory. Inventories are stated at lower of cost (using the first-in, first-out method) or market. We continually evaluate the composition of our inventories assessing slow-moving and ongoing products. Our products contain gold and platinum material which will not become obsolete and accordingly we did not provide any reserve for slow-moving and obsolete inventory.

Results of Operations

The following table sets forth our statements of operations for the nine months ended September 30, 2006 and 2005 (unaudited) and the years ended December 31, 2005, 2004 and 2003 in U.S. dollars:

	Nine Months Ended September 30,		Years Ended December 31,
	2006	2005	2005	2004	2003
	(unaudited)	(unaudited)
		(in thousands)
Net sales	$67,607	$51,928	$72,580	$56,765	$29,501

Cost of sales	61,751	47,163	64,964	50,862	26,019

Gross profit	5,856	4,765	7,616	5,903	3,482

Operating expenses:
Selling and marketing	328	442	624	549	251
General and administrative	645	516	671	1,006	1,006

Total operating expenses	973	958	1,295	1,555	1,257

Income from operations	4,883	3,807	6,321	4,348	2,225

Other income (expenses):
Interest expense	(577)	(316)	(498)	(100)	-
Interest income	-	-	-	-	1
Loss on disposal of fixed assets	-	-	-	(45)	-
Miscellaneous	13	-	(1)	4	40

Total other income (expenses)	(564)	(316)	(499)	(141)	41

Income before provision for income taxes	4,319	3,491	5,822	4,207	2,266

Provision for income taxes	625	262	452	359	193

Net income	3,694	3,229	5,370	3,848	2,073

Other comprehensive income - foreign currency translation adjustments	166	244	143	-	-

Comprehensive income	$3,860	$3,473	$5,513	$3,848	$2,073

Nine Months Ended September 30, 2006 and 2005

Net sales for the nine months ended September 30, 2006 increased to $67.6 million, an increase of $15.7 million, or 30.2%, compared to net sales of $51.9 million for the nine months ended September 30, 2005. The increase in net sales was primarily the result of an increase in our prices, which was the result of an increase in the price of precious metals. The increase in sales quantity for the nine months ended September 30, 2006 compared to the same period for 2005 was approximately 1%.

Sales for the nine months ended September 30, 2006 and 2005 were comprised of the following (expressed in million of dollars):

	Nine Months Ended September 30,
	2006		2005
	Amount in $	%	Amount in $	%
Platinum	30.8	45.6	10.1	19.5
Gold	14.7	21.7	24.7	47.6
K-gold and Studded Jewelry	22.1	32.7	17.1	32.9
Total	67.6	100.0	51.9	100.0

Cost of sales is mainly comprised of costs of raw materials, primarily gold and platinum, in addition to direct manufacturing costs and factory overhead, which accounted for approximately 13% of the cost of sales for the nine months ended September 30, 2006. Cost of sales for the nine months ended September 30, 2006 increased to $61.8 million, an increase of $14.6 million, or 30.9%, compared to cost of sales of $47.2 million for the same period in 2005. The increase was primarily due to the increase in net sales for the nine months ended September 30, 2006, and the percentage of the increase in cost of sales was relatively equal to the increase in net sales.

Gross profit for the nine months ended September 30, 2006 increased to $5.9 million, an increase of $1.1 million, or 22.9%, compared to $4.8 million for the same period in 2005. The increase in gross profit resulted primarily from the increase in net sales, which resulted from an increase in precious metal prices. However, gross profit margin decreased to 8.7% for the nine months ended September 30, 2006, compared to 9.2% for the same period in 2005. The decrease in gross profit margin was mainly attributed to our intended reduction in our margin to attract more sales in order to reduce the adverse effects caused by wide fluctuation of precious metal prices for the period ended September 30, 2006. There was a general decrease in total demand caused by wide fluctuation in precious metal prices. We decreased our margin to encourage retailers to replenish their inventory through increased buying during the period of uncertain fluctuations in the prices of precious metal prices. However, we did not experience a significant effect in attracting sales by lowering our gross margin and we will intend to reinstate our normal gross margin rates in the fourth quarter of 2006.

Selling and marketing expenses are primarily comprised of business taxes, advertising expenses, traveling expenses, production costs of marketing materials, insurance and delivery expenses. Selling and marketing expenses for the nine months ended September 30, 2006 was $328,000, a decrease of $114,000, or 25.8%, as compared to $442,000 for the same period in 2005. The decrease in selling and marketing expenses was primarily due to our more targeted and focused marketing efforts.

General and administrative expenses consist primarily of payroll compensation, benefits and travel expenses for our staff, professional fees such as accountants and financial advisors, depreciation expenses, as well as administrative office expenses. General and administrative expenses for the nine months ended September 30, 2006 was $645,000, an increase of $129,000, or 25%, as compared to $516,000 for the same period in 2005. The increase in general and administrative expenses was mainly due to costs and fees incurred in connection with a reverse merger with a U.S. corporation. We expect that our general and administrative expenses will increase due to the various additional legal, accounting and other requirements applicable to a public company in the United States.

Interest expenses were approximately $577,000 for the nine months ended September 30, 2006, an increase of $261,000, or 82.6%, as compared to $316,000 for same period in 2005. The increase in interest expense was primarily a result of our increase in short term bank financing for the nine months ended September 30, 2006.

Provision for income tax expense was approximately $625,000 for the nine months ended September 30, 2006, an increase of $363,000, or 138.6%, as compared to approximately $262,000 for the same period in 2005. The increase was primarily due to the increase in our operating income for the nine months ended September 30, 2006. Companies in China are generally subject to a 30% state enterprise income tax and a 3% national income tax. Our subsidiary, Fuqi China, enjoyed a reduced enterprise income tax rate of 15%, which is granted to all enterprises operating in Shenzhen Special Economic Zone. Prior to 2006, the Company was under the preferential income tax rate of 7.5% in 2005 and 2004 due to its status of being a new business. That status expired effective January 1, 2006.

Net income increased to $3.7 million for the nine months ended September 30, 2006 from $3.2 million for the nine months ended September 30, 2005, an increase of $0.5 million, or 15.6%.

Other comprehensive income was $166,000 during 2006, a decreased of $78,000 or 32%, as compared to $244,000 during 2005. The China government maintained a relatively fixed exchange rate against U.S. dollars until the end of the third quarter of 2005, which generated a larger appreciation of the RMB in the third quarter of 2005.

Years Ended December 31, 2005 and 2004

Net sales for the year ended December 31, 2005 increased to $72.6 million, an increase of $15.8 million, or 27.9%, compared to net sales of $56.8 million for the year ended December 31, 2004. The increase in net sales was primarily the result of an increase in the quantity of jewelry that we sold, which increased because we lengthened the accounts receivable period.

Sales for the year ended December 31, 2005 and 2004 were comprised of the following (expressed in million of dollars):

	Year Ended December 31,
	2005		2004
	Amount in $	%	Amount in $	%
Platinum	34.9	48.1	26.3	46.3
Gold	13.2	18.2	9.3	16.4
K-gold and Studded Jewelry	24.5	33.7	21.2	37.3
Total	72.6	100.0	56.8	100.0

Cost of sales for the year ended December 31, 2005 increased to $65.0 million, an increase of $14.1 million, or 27.7%, compared to cost of sales of $50.9 million for the year ended December 31, 2004. The increase was primarily due to the increase in net sales for the year ended December 31, 2005, and the percentage of the increase in cost of sales was relatively level with the increase in net sales. To the extent that inflation effected the cost of raw materials, the extra cost caused by inflation was shifted to customers. The increase in cost of sales is in proportion to the increase in net sales. We obtained short term bank financings to acquire raw materials to meet the demands.

Gross profit for the year ended December 31, 2005 increased to $7.6 million, an increase of $1.7 million, or 28.8%, compared to $5.9 million for the year ended December 31, 2004. The increase in gross profit resulted primarily from the increase in net sales. Gross profit margin remained relatively stable at 10.5% for the year ended December 31, 2005, compared to 10.4% for the year ended December 31, 2004.

Selling and marketing expenses for the year ended December 31, 2005 was $624,000, an increase of $75,000, or 13.7%, as compared to $549,000 for the year ended December 31, 2004. The increase in selling and marketing expenses was primarily due to the increase of promotion and advertising activities.

General and administrative expenses for the year ended December 31, 2005 was $671,000, a decrease of $335,000, or 33.3%, as compared to $1,006,000 for the year ended December 31, 2004. The decrease in general and administrative expenses was mainly due to a decrease in legal and professional fees in the year ended December 31, 2005 as majority of the audit fees for the historical financial statement were incurred in 2005. In addition we accrued estimated penalties on unpaid business taxes related to the cash revenues in 2004. We settled the outstanding taxes amount with the tax authority during 2006 and as a result, no penalties were assessed. Accordingly, no penalties were accrued for the year of 2005.

Interest expenses were approximately $498,000 for the year ended December 31, 2005, an increase of $398,000, or 398%, as compared to $100,000 for year ended December 31, 2004. The increase in interest expense was primarily a result of increased bank loans borrowed in the year ended December 31, 2005.

Provision for income tax expense was approximately $452,000 for the year ended December 31, 2005, an increase of $93,000, or 25.9%, as compared to approximately $359,000 for the year ended December 31, 2004. The increase was primarily due to the increase in our operating income for the year ended December 31, 2005.

Other comprehensive income increased by $143,000 during 2005 compared to $0 during 2004. The China government maintained a relatively fixed exchange rate against U.S. dollars until the end of the third quarter of 2005 and therefore there were no adjustments related to foreign currency translations during 2004.

Net income increased to $5.4 million for the year ended December 31, 2005 from $3.8 million for the year ended December 31, 2004, an increase of $1.6 million, or 42%.

Years Ended December 31, 2004 and 2003

Net sales for the year ended December 31, 2004 increased to $56.8 million, an increase of $27.3 million, or 92.4%, compared to net sales of $29.5 million for the year ended December 31, 2003. The increase in net sales was primarily the result of a significant growth in sales of platinum jewelry after the expansion of production facility, partially offset in a decrease in sales of our gold products.

Sales for the years ended December 31, 2004 and 2003 were comprised of the following (expressed in million of dollars):

	Year Ended December 31,
	2004		2003
	Amount in $	%	Amount in $	%
Platinum	26.3	46.3	2.1	7.1
Gold	9.3	16.4	18.2	61.7
K-gold and Studded Jewelry	21.2	37.3	9.2	31.2
Total	56.8	100.0	29.5	100.0

Cost of sales for the year ended December 31, 2004 increased to $50.9 million, an increase of $24.9 million, or 95.8%, compared to cost of sales of $26.0 million for the year ended December 31, 2003. The increase was primarily due to the increase in net sales for the year ended December 31, 2004, and the percentage of the increase in cost of sales was relatively level with the increase in net sales.

Gross profit for the year ended December 31, 2004 increased to $5.9 million, an increase of $2.4 million, or 68.6%, compared to $3.5 million for the year ended December 31, 2003. The increase in gross profit resulted primarily from the increase in net sales. Gross profit margin decrease to 10.4% for the year ended December 31, 2004, compared to 11.8% for the year ended December 31, 2003. The primary reason for the decrease in gross profit margin was our policy to reduce prices of our products in an attempt to broaden our consumer base.

Selling and marketing expenses for the year ended December 31, 2004 was $549,000, an increase of $298,000, or 118.7%, as compared to $251,000 for the year ended December 31, 2003. The increase in selling and marketing expenses was primarily due to the increase of promotion and advertising activities.

General and administrative expenses for the years ended December 31, 2004 and 2003 was $1.0 million. Despite an increase in net sales for the year ended December 31, 2004, our general and administrative expenses did not increase primarily because our administrative structure was sufficient to manage the increased sales without the input of additional resources.

General and administrative expenses consist primarily of payroll compensation, benefits and travel expenses for our staff, professional fees such as accountants and financial advisors, depreciation expenses, as well as administrative office expenses.

Interest expenses were approximately $100,000 for the year ended December 31, 2004, compared to nil for year ended December 31, 2003. The increase in interest expense was primarily a result of obtaining bank loans in the year ended December 31, 2004.

Provision for income tax expense was approximately $358,000 for the year ended December 31, 2004, an increase of $165,000, or 85.5%, as compared to approximately $193,000 for the year ended December 31, 2003. The increase was primarily due to the increase in our operating income for the year ended December 31, 2004.

Other comprehensive income was $0 during 2004 and 2003 since during 2003 and 2004 and majority part of 2005, the China government maintained a relatively fixed exchange rate against U.S. dollars and therefore there were no adjustments related to foreign currency translations.

Net income increased to $3.8 million for the year ended December 31, 2004 from $2.1 million for the year ended December 31, 2003, an increase of $1.7 million, or 81%.

Liquidity and Capital Resources

At September 30, 2006, we had retained earnings of $1,177,530 and had cash and cash equivalents of $129,670. We have historically financed our operations with cash flows from operations, as well as through the borrowing of long term or short term bank loans. We use our inventory as a guarantee to loans.

We currently have current loan payables in an aggregate amount of $13,908,206, which consists of (i) a note for $1,896,574 with an interest rate of 5.481% that matured in October 2006, (ii) a note for $1,264,382 with an interest rate of 5.58% that is due in December 2006, (iii) a note for $1,264,382 with an interest rate of 5.76% that is due in January 2007, (iv) four notes for $3,793,147 with an interest rate of 5.832% that is due in January 2007, (v) two notes for $2,528,765 with an interest rate of 5.85% that is due in February 2007, (vi) a note for $1,264,382 with an interest rate of 6.138% that is due in March 2007, (vii) a note for $948,287 with an interest rate of 6.732% that is due in July 2007, and (viii) a note for $948,287 with an interest rate of 6.732% that is due in September 2007. Our loans are secured by inventory, real property and/or guaranteed by our affiliates. In connection with loans that we have taken out for a total of $1,770,135, we are required pursuant to the loan agreements to maintain $1,770,135 in the bank to cover these loans. The amount was classified as restricted cash in the balance sheet as of September 30, 2006.

Net cash used by operating activities was $7.1 million for the nine months ended September 30, 2006, compared to net cash provided by operations of $0.8 million for the same period in 2005. Net cash used increased by $7.9 million primarily because of the decrease in accounts receivables of $3.3 million and increase in inventory of almost $8.9 million, in addition to a change in customer deposits. During 2006, precious metal prices fluctuated widely from the second quarter to end of third quarter. As a result, most of the customers did not purchase in the same pattern of the previous year, our jewelry stock moved slowly, and our level of inventory increased to a high level prior to the extended holidays in China (such as the Labor Day and the National Day). During this period, the timeliness of our receipt of payment was also affected. As a result, we experienced a use of cash of $1.4 million by accounts receivable and sales deposits ($0.33 million plus $1.1 million, respectively). Since we do not use hedging tools for precious metals, we continued to acquire some inventory when the price had dropped to a lower level. We believe, however, that our customers and the market do not have sufficient inventory to meet the demand in the fourth quarter of 2006, which is the highest sales season of the year, and that most of our inventory could be sold in the fourth quarter.

Net cash provided by investing activities amounted to $8.0 million for the nine months ended September 30, 2006, compared to net cash used for investing activities of $13.8 million for the nine months ended September 30, 2005. The change is because the major shareholder repaid his advance to our company. The amount of the advance to the shareholder was approximately $12.5 million during the nine month ended September 30, 2005. The major shareholder from time to time made advances to or received advance from our company.

Net cash used in financing activities amounted to $1.0 million for the nine months ended September 30, 2006, compared to net cash provided by financing activities of $15.0 million for the nine months ended September 30, 2005. The change was primarily a result of us taking our short-term bank loans in 2005 and while no new loans were taken out in 2006.

We believe that our current cash and cash equivalents and cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for working capital, for the next 12 months. We may, however, require additional cash resources due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue.

We intend to establish a retail sales plan aimed at gaining market share in the consumer market in China. We plan to open retail stores throughout China, initially, and in Hong Kong and other countries in the future. In order to expedite the process of entering into the retail market the Company intends to acquire two retail stores and 20 department store counters in municipalities and provincial capitals in China, including Beijing, Shanghai, Shenyang, Wuhan and Chengdu. In 2007, we plan to acquire another 6 to 7 stores and 70 to 80 counters while opening 3 to 4 stores and 20 to 30 counters ourselves. We have identified various locations for our retail outlets and we are attempting to negotiate the acquisition of leases of such locations without acquiring the existing business. Total cash required for the expansion into retail business up to the end of 2007 is approximately $40 million. Additional capital for this objective would be required that is in excess of our liquidity, requiring us to raise additional capital through an equity offering or secured or unsecured debt financing. The availability of additional capital resources will depend on prevailing market conditions, interest rates, and our existing financial position and results of operations.

The following table describes our contractual commitments and obligations as of December 31, 2005 (in thousands):

	Payments due by period (in $)
Contractual obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Lease of Plant	503,990	113,656	334,572	55,762	—
Long Term Debt Obligations (1)	1,239,157	—	1,239,157	—	—

 (1) The Long Term Debt Obligations have an interest rate of 5.76%, the interest rate payments are calculated in the total listed in the table.

Seasonality

Our business is seasonal in nature. Our sales and net income are traditionally higher in the fourth calendar quarter than the rest of the year. During fiscal 2005, a larger portion of our sales was generated during the fourth calendar quarter ending December 31, 2005, and our net income was $1.7 million for the fourth quarter of 2005, as compared to net income of $1.5 million, $1.2 million and $1.0 million for the first, second and third calendar quarters, respectively, of 2005. The primary factors that affect the seasonal changes in our business operations are holidays and traditional Chinese festivals. In the forth quarter, retailers often experience increased sales due to the golden week of Chinese National Day, Christmas and New Year’s Day. In addition, jewelry retailers commonly stock up from wholesalers to prepare for potentially higher sales during the period before Chinese New Year, which is a peak season of marriage and newborns in China.

Quantitative and Qualitative Disclosure Regarding Market Risk

Foreign Currency Risk. The functional currencies of our company are the Hong Kong Dollar (HKD) and Renminbi (RMB). Substantially all of our operations are conducted in the PRC. Our sales and purchases are conducted within the PRC in RMB. Conversion of RMB into foreign currencies is regulated by the People’s Bank of China through a unified floating exchange rate system. Although the PRC government has stated its intention to support the value of the RMB, there can be no assurance that such exchange rate will not again become volatile or that the RMB will not devalue significantly against the U.S. dollar. Exchange rate fluctuations may adversely affect the value, in U.S. dollar terms, of our net assets and income derived from our operations in the PRC. In addition, the RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions.

Credit Risk. Our product revenues are concentrated in production and sales of fine jewelry products, which are highly competitive with frequent changes in styles and fashion. Significant customer preference changes in the industry or customer requirements, or the emergence of competitive products with better marketing strategies and more well-known brand name, could adversely affect our operating results. Financial instruments that potentially subject us to concentration of credit risk consist principally of trade accounts receivable. The credit risk in the accounts receivable is mitigated by the fact that we perform ongoing credit evaluations of our customers’ financial condition and that accounts receivable are primarily derived from large credit-worthy companies throughout the PRC. In addition, we have attempted to diversify our customer base. Historically, we have not experienced significant losses related to trade receivables. Generally, no collateral is required.

Country Risk. Substantially all of our business, assets and operations are located and conducted in China. While China’s economy has experienced significant growth in the past twenty years, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall economy of China, but may also have a negative effect on us. For example, our operating results and financial condition may be adversely affected by government control over capital investments or changes in tax regulations applicable to us. If there are any changes in any policies by the Chinese government and our business is negatively affected as a result, then our financial results, including our ability to generate revenues and profits, will also be negatively affected.

Off-Balance Sheet Transactions

We have no material off-balance sheet transactions.

New Accounting Pronouncements

In March 2006, the FASB issued SFAS No. 156 (“FAS 156”), “Accounting for Servicing of Financial Assets—An Amendment of FASB Statement No. 140.” Among other requirements, FAS 156 requires a company to recognize a servicing asset or servicing liability when it undertakes an obligation to service a financial asset by entering into a servicing contract under certain situations. Under FAS 156 an election can also be made for subsequent fair value measurement of servicing assets and servicing liabilities by class, thus simplifying the accounting and provide for income statement recognition of potential offsetting changes in the fair value of servicing assets, servicing liabilities and related derivative instruments. The Statement will be effect beginning the first fiscal year that begins after September 15, 2006. We do not expect the adoption of FAS 156 will have a material impact on our financial position or results of operations.

In June 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes." This interpretation requires companies to determine whether it is more likely than not that a tax position will be sustained upon examination by the appropriate taxing authorities before any part of the benefit can be recorded in the financial statements. FIN 48 provides guidance on de-recognition, classification, accounting in interim periods and disclosure requirements for tax contingencies. FIN 48 is effective for fiscal years beginning after December 15, 2006. The differences between the amounts recognized in the statements of financial position prior to the adoption of FIN 48 and the amounts reported after adoption will be accounted for as a cumulative-effect adjustment recorded to the beginning balance of retained earnings. We are evaluating the impact of this new pronouncement to our financial position and results of operations or cash flows.

In September 2006, the SEC released Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements." SAB 108 provides interpretive guidance on the SEC's views regarding the process of quantifying materiality of financial statement misstatements. SAB 108 is effective for fiscal years ending after November 15, 2006, with early application for the first interim period ending after November 15, 2006. We do not expect the adoption of SAB 108 will have a material impact on our financial position or results of operations.

In September 2006, the FASB issued Statement No. 157, "Fair Value Measurements." SFAS 157 defines fair value, establishes a framework and gives guidance regarding the methods used for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. We are evaluating the impact of this new pronouncement to our financial position and results of operations or cash flows.

In September 2006, the FASB issued Statement No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R)." SFAS 158 requires companies to recognize the overfunded or underfunded status of a defined benefit post-retirement plan as an asset or liability in its balance sheet and to recognize changes in that funded status in the year in which the changes occur through comprehensive income, effective for fiscal years ending after December 15, 2006. SFAS 158 also requires companies to measure the funded status of the plan as of the date of its fiscal year-end, with limited exceptions, effective for fiscal years ending after December 15, 2008. We do not expect the adoption of SFAS 158 will have a material impact on our financial position or results of operations, as we do not currently have any defined benefit pension or other post-retirement plans.

ITEM 3. PROPERTIES

Our principal executive offices are located at 5/F., Block 1, Shi Hua Industrial Zone, Cui Zhu Road North, Shenzhen 518019, China. We own approximately 15,000 square feet of office and showroom at this location.

Our jewelry production facility is located in Shenzhen, China and consists of approximately 66,000 square feet of building space. We own approximately 33,000 square feet of this space and the remainder is leased from a landlord, Guanghong Jin Tong Hai Enterprises Ltd. We have acquired the space for production facility, office and show room located at 5/F., Block 1, Shi Hua Industrial Zone during 2005.

In July 2005, we entered into a leasing agreement with Shenzhen Jin Tong Hai Enterprises Ltd. to lease the production plan on 4th floor Block 1, Shi Hua Industrial Park for a approximately $112,000 per annum, from July 2005 to June 2010. The lease agreement will terminate in June 2010. We have the right to renew the lease prior to its termination. At the time of renewal, the lease amount will be renegotiated, and based on the current industrial leasing market, we expect that the lease amount will be increased by approximately 35% in the year of 2010.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Beneficial ownership is determined in accordance with the rules of the SEC. In computing the number of shares beneficially owned by a person and the percentage of ownership of that person, shares of common stock subject to options and warrants held by that person that are currently exercisable or become exercisable within 60 days of the closing of the date of this Form 10 are deemed outstanding even if they have not actually been exercised. Those shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person.

The following table sets forth certain information with respect to beneficial ownership of our common stock based on 20,715,384 issued and outstanding shares of common stock, by:

•	Each person known to be the beneficial owner of 5% or more of the outstanding common stock of our company;
•	Each executive officer;
•	Each director; and
•	All of the executive officers and directors as a group.

Unless otherwise indicated, the persons and entities named in the table have sole voting and sole investment power with respect to the shares set forth opposite the stockholder’s name, subject to community property laws, where applicable. Unless otherwise indicated, the address of each stockholder listed in the table is c/o Fuqi International, Inc., 5/F., Block 1, Shi Hua Industrial Zone, Cui Zhu Road North, Shenzhen 518019, People’s Republic of China.

Name and Address of Beneficial Owner	Title	Beneficially Owned Post-Share Exchange	Percent of Class

Directors and Executive Officers
YuKwai Chong	President, Chief Executive Officer and Chairman of the Board	18,886,666	91.2%
LieXi Zhuang	Chief Operation Officer and Director	—	—
ChingWan Wong	Chief Financial Officer and Director	—	—

Officers and Directors as a group (total of 3 persons)		18,886,666	91.2%

5% or more Stockholders
Bay Peak LLC (1) 169 Bolsa Ave. Mill Valley, California 94941		1,360,000	6.6%

(1) Phillip Cory Roberts has voting and investment control over the shares held by Bay Peak LLC.

ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS

The following individuals constitute our board of directors and executive management:

Name	Age	Position
YuKwai Chong	47	President, Chief Executive Officer and Chairman of the Board
ChingWan Wong	39	Chief Financial Officer and Director
LieXi Zhuang	39	Chief Operating Officer and Director

YuKwai Chong

Mr. Chong is the founder of Fuqi BVI and has been its President, Chief Executive Officer and Chairman of the Board of Directors since its inception in January 2004. From April 2001 to present, Mr. Chong has served as the CEO and a director of Fuqi China., the wholly-owned subsidiary of Fuqi BVI. As CEO of Fuqi China, Mr. Chong is responsible for the strategic planning, marketing and overall growth of the company. Mr. Chong as currently holds a directorship position at a number of private companies in China, including Shenzhen Rongxing (Group) Limited, Guangdong Grand Heaven Information Security Systems Engineering Co., Ltd., Shenzhen Xinke Investment Co., Ltd., Shenzhen Laiyongchu Alcohol Distillery Co., Ltd., Shenzhen Professional Rugged Computer Co., Ltd., and Shenzhen Union Broadband Communication Co., Ltd. These companies engage in businesses that range from investment management, IT engineering to computer and communication equipment management.

ChingWan Wong

Mr. Wong has been Fuqi BVI’s Chief Financing Officer (CFO) since its inception in January 2004. From April 2002 to the present, Mr. Wong worked as a tax consultant at the Guandong Yuexin Registered Tax Agent Co., Ltd. From September 2000 to March 2002, Mr. Wong served as the finance director of MindShare China, a communications firm. Mr. Wong received his Bachelor of Business Administration from the Chinese University of Hong Kong and his Bachelor of Commerce from University of Southern Queensland. He is a registered accountant in Australia, Hong Kong, and Canada, and has taken the position of CFO in China for a multinational media company and is experienced in international financial management.

LieXi Zhuang

Mr. Zhuang is a co-founder and Chief Operating Officer of Fuqi China with the responsibility for production management and cost control. Prior to founding Fuqi China in January 2004, Mr. Zhuang was the Business Manager of Shenzhen Ping Shen Gold and Silver Jewelry Co., Ltd. since 1997, and from 1993 to 1997, Mr. Zhuang was the Business Manager of Shenzhen Gao De Gold and Silver Jewelry Company. Mr. Zhuang was certified with a Higher Diploma in Management by Hunan Xiang Tan University.

Family Relationships

There are no family relationships among the individuals comprising the Company’s board of directors.

Director Compensation

We do not currently have an established policy to provide compensation to members of our Board of Directors for their services in that capacity. We intend to develop such a policy in the near future.

The Board of Directors and Committees

Our Board of Directors does not maintain a separate audit, nominating or compensation committee. Functions customarily performed by such committees are performed by our Board of Directors as a whole. We are not required to maintain such committees under the rules applicable to companies that do not have securities listed or quoted on a national securities exchange or national quotation system. We intend to create board committees in the near future.

ITEM 6. EXECUTIVE COMPENSATION

Compensation Discussion And Analysis

Prior to the Share Exchange on November 22, 2006, we were engaged in businesses unrelated to our current operations. The officers and directors of our company prior to the Share Exchange are no longer employed by or affiliated with our company. Phillip Cory Roberts, our president during 2006 prior to Share Exchange, received no compensation or other perquisites for serving in such capacity.

Our Chairman, Chief Executive Officer, and President, YuKwai Chong, determined the compensation for our current executive officers that was earned and paid in fiscal 2006. The compensation consisted solely of each executive officers salary. None of our current executive officers received cash bonuses during the fiscal years of 2006, 2005 and 2004.

We believe that the current salaries paid to our Chief Executive Officer, Chief Financial Officer and Chief Operating Officer during 2006, 2005, and 2004 is indicative of the fair value of the services provided to the Company, as measured by the local market in China. Once or soon after we have become a company with securities publicly traded in the United States, we intend to substantially increase the annual compensation our Chief Executive Officer, Chief Financial Officer and Chief Operating Officer. The reasons for the substantially higher compensation is based on the increased amount of responsibilities to be assumed by each of these executives after we become a public listed company. In addition, we expect to seek to enter into long term employment contracts with our executive officers, after our securities are traded on a U.S. exchange, to increase stability of our company. We also expect to expand the scope of our compensation, such as the possibility of granting options to executive officers and tying compensation to predetermined performance goals.

Our board of directors has not yet developed or considered a compensation program for our executive officers for fiscal 2007 and beyond. It is expected that our board will seek to establish a compensation program for executive officers that will be designed to attract, as needed, individuals with the skills necessary for us achieve our business plan, to motivate those individuals, to reward those individuals fairly over time, and to retain those individuals who continue to perform at or above the levels that we expect. We also expect that our executive compensation program will be designed to afford our executive officers a sense of ownership in our company and overall entrepreneurial spirit, and to link rewards to measurable company and individual performance.

In addition, our board of directors does not currently have a compensation committee. We anticipate that our board of directors will establish a compensation committee in fiscal 2007 that will be comprised of non-employee members of our board of directors. Our current expectation is that the compensation committee of our board of directors will perform, at least annually, a strategic review of the compensation program for our executive officers to determine whether it provides adequate incentives and motivation to our executive officers and whether it adequately compensates our executive officers relative to comparable officers in other companies with which we compete for executives. Those companies may or may not be public companies or companies located in the PRC or even, in all cases, companies in the jewelry business.

Summary Compensation Table

The following table summarizes all of our compensation in each of the last three completed fiscal years for our principal executive officer and principal financial officer, in addition to our three most highly compensated executive officers whose annual compensation exceeded $100,000 (collectively, the “Named Executive Officers”).

Name and Position	Year	Salary($)	All Other Compensation ($)		Total ($)

Yu Kwai Chong	2006	$7,384	$31,400	(1)(2)	$38,784
President, CEO and	2005	5,000	31,400	(1)(2)	36,400
Chairman of the Board	2004	4,000	—	(1)	4,000

ChingWan Wong	2006	56,410	—		56,410
Chief Financial Officer	2005	8,000	—		8,000
	2004	37,000	—		37,000

Phillip Cory Roberts(3)	2006	—	—		—
Former President	2005	—	—		—
	2004	—	—		—

(1)	Excludes dividends paid to Mr. Chong, as the sole stockholder of our subsidiary, totaling $2,739,726, $5,421,687, $3,975,904, during the years ended December 31, 2006, 2005, and 2004, respectively.

(2)	The Company acquired a new company car costing about $157,000 for the use by Mr. Chong in 2005.

(3)	Mr. Roberts resigned from all positions with the Company upon the close of the Share Exchange on November 22, 2006.

Employment Agreements

We do not currently have employment agreements with any of our named executed officers.

Director Compensation

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation ($)	Total ($)
All Directors (total of 3 persons)	-	-	-	-	-	-	-

For the year ended December 31, 2006, none of the members of our Board of Directors received compensation for his or her service as a director. We do not currently have an established policy to provide compensation to members of our Board of Directors for their services in that capacity. We intend to develop such a policy in the near future.

Option Grants in 2006

There were no option grants in 2006.

Aggregated Option Exercises in 2006 and Option Values at December 31, 2006

There were no option exercises or options outstanding in 2006.

Equity Incentive Plans

In November 2006, our stockholders approved an equity incentive plan (“2006 EIP”) for employees, non-employee directors and other service providers covering 3,000,000 shares of common stock. Prior to this, we had an approved 2004 Equity Incentive Plan, which was replaced by the 2006 EIP. No options are currently outstanding under either plan. Any options to be granted under the 2006 EIP may be either “incentive stock options,” as defined in Section 422A of the Internal Revenue Code, or “nonqualified stock options,” subject to Section 83 of the Internal Revenue Code, at the discretion of our board of directors and as reflected in the terms of the written option agreement. The option price shall not be less than 100% of the fair market value of the optioned common stock on the date the option is granted. The option price shall not be less than 110% of the fair market value of the optioned common stock for an optionee holding at the time of grant, more than 10% of the total combined voting power of all classes of our stock. Options become exercisable based on the discretion of our board of directors and must be exercised within ten years of the date of grant.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table provides current information regarding compensation plans, including individual compensation arrangements, under which equity securities of our company are authorized for issuance.

Plan Category	Number of Securities to be issued upon exercise of outstanding options, warrants and rights	Weighted- average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)
	(a)	(b)	(c)
Equity compensation plans approved by security holders	—	$—	3,000,000	(1)
Equity compensation plans not approved by security holders	—	—	—

Total	—		3,000,000

(1)	Represents options available for grant under our 2006 EIP.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Fuqi BVI Share Exchange Agreement

On November 22, 2006, pursuant to the Share Exchange Agreement, we acquired all of the outstanding capital stock of Fuqi BVI, in a stock for stock exchange. We issued to Yu Kwai Chong, who is the sole Fuqi BVI stockholder, 18,886,666 shares of common stock in exchange for all of the issued and outstanding shares of capital stock of Fuqi BVI. The new shares issued to the Fuqi BVI stockholder represented 91.2% of our voting capital stock immediately after the Exchange Transaction. Mr. Chong is also the Chairman of Fuqi BVI and our Chief Executive Officer and Chairman of the Board. Prior to the effective date of the Exchange Transaction, we were controlled by Bay Peak. Bay Peak is our second largest stockholder and owns approximately 6.6% of our issued and outstanding shares of common stock.

Transactions with Bay Peak

On July 21, 2006, we sold 1,368,761 shares of common stock (post Reverse Split) to BayPeak, LLC, of which 8,761 shares were subsequently cancelled upon the close of the Share Exchange. As part of this transaction (the “Bay Peak Sale”), we abandoned our peer-to-peer marketing business, which was transferred to VCC, and began to seek companies in Asia with potential, in particular companies based in China, to acquire. The shares issued in the Bay Peak Sale represented 75% of our outstanding shares. Certain affiliates of Bay Peak became executive officers and directors of our company after the Bay Peak Sale, all of which resigned upon the closing of the Share Exchange on November 22, 2006.

YuKwai Chong

YuKwai Chong, who is the Company’s largest shareholder, President, Chief Executive Officer and Chairman of the Board and was the principal executive officer and sole shareholder of Fuqi BVI prior to the Share Exchange, has conducted various related party transactions with Fuqi BVI in the past. These transactions include:

•
Fuqi BVI earned certain cash revenues from its customers that were subsequently collected by Mr. Chong. During the years ended December 31, 2005, 2004, and 2003, cash revenues collected by Mr. Chong totaled $6,100,298, $4,505,023, and $2,434,245, respectively. These revenues were included in the total sales amounts in the financial statements for the years ended December 31, 2005, 2004 and 2003 included in this Form 10.

•
Mr. Chong made non-interest bearing advances to Fuqi BVI or borrowed from Fuqi BVI since the inception of its operations and the operations of Shenzhen Fuqi Jewelry Company Limited (“Fuqi China”), its wholly owned subsidiary. Fuqi BVI advanced $14,363,046, $5,982,789, and $8,013,659 to Mr. Chong during the years ended December 31, 2005 and 2004, and 2003, respectively.

•
Fuqi BVI declared dividends to Mr. Chong, as its sole stockholder, totaling $5,421,687, $3,975,904, and $1,734,940, during the years ended December 31, 2005, 2004, and 2003, respectively, which offset the amounts due to Fuqi BVI by Mr. Chong.

•
Outstanding amounts owed to Fuqi BVI from Mr. Chong totaled $9,487,562 and $546,203 as of December 31, 2005 and 2004, respectively. All amounts owed by Mr. Chong to Fuqi BVI were repaid prior September 30, 2006.

Fuqi BVI did not charge any interest on receivable from nor pay any interest on amount due to unaffiliated parties. We believe that Mr. Chong and Fuqi BVI arrangements are at fair market value and are on terms comparable to those that would have been reached in arm's-length negotiations had the parties been unaffiliated at the time of the negotiations.

ITEM 8. LEGAL PROCEEDINGS

We are not involved in any legal proceedings, nor are we aware of any potential or threatened litigation, or any asserted claims that may result in litigation or other legal proceedings.

ITEM 9. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND OTHER STOCKHOLDER MATTERS

Market Information

The shares of common stock of the Company are not currently listed or quoted for trading on any national securities exchange or national quotation system. The Company intends to apply for quotation of its common stock on the OTC Bulletin Board. the Company will need a market maker to apply for the quotation; however, the Company does not currently have agreement, arrangement or understanding with any broker/dealer to serve as a market maker for its common shares, and there can be no guarantee that the Company will be able to engage a market maker. If and when the Company’s common stock is listed or quoted for trading, the price of its common stock will likely fluctuate in the future. The stock market in general has experienced extreme stock price fluctuations in the past few years. In some cases, these fluctuations have been unrelated to the operating performance of the affected companies. Many companies have experienced dramatic volatility in the market prices of their common stock. The Company believes that a number of factors, both within and outside its control, could cause the price of the Company’s common stock to fluctuate, perhaps substantially. Factors such as the following could have a significant adverse impact on the market price of its common stock:

•	The Company’s ability to obtain additional financing and, if available, the terms and conditions of the financing;

•	The Company’s financial position and results of operations;

•	Concern as to, or other evidence of, the reliability and efficiency of the Company’s proposed products and services or its competitors’ products and services;

•	Announcements of innovations or new products or services by the Company or its competitors;

•	Federal and state governmental regulatory actions and the impact of such requirements on the Company’s business;

•	The development of litigation against the Company;

•	Period-to-period fluctuations in the Company’s operating results;

•	Changes in estimates of the Company’s performance by any securities analysts;

•	The issuance of new equity securities pursuant to a future offering or acquisition;

•	Changes in interest rates;

•	Competitive developments, including announcements by competitors of new products or services or significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	Investor perceptions of the Company; and

•	General economic and other national conditions.

Stockholders

As of November 22, 2006, we had approximately 208 common stockholders. In addition, we have 330 holders of our Plan Warrants and no option holders.

Rule 144

We had 20,715,384 shares of common stock currently issued and outstanding as of the close of the Share Exchange Transaction. In general, under Rule 144 under the Securities Act of 1933, as amended (the Securities Act), a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately 207,241 shares of our common stock; or

•
the average weekly trading volume of our common stock, if and when our common stock is traded publicly traded, during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us for at least 90 days.

Under Rule 144(k) under the Securities Act, a person who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years is entitled to sell the shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Warrants

We also currently have outstanding two series of Plan Warrants with 8,423,491 in each series. Each Plan Warrant provides for the purchase of one share of common stock. The Series C Plan Warrants are exercisable at $3.00 per share and the Series E Plan warrants are exercisable at $4.00 per share. Any common stock issued upon exercise of a Plan Warrant is immediately tradable without restriction. The Plan Warrants are governed by a Warrant Agreement. The Warrant Agreement that governs the Plan Warrants restricts any one stockholder from acquiring ownership greater than 4.99% of our common stock.

Dividends

We do not expect to declare or pay any cash dividends on our common stock in the foreseeable future, and we currently intend to retain future earnings, if any, to finance the expansion of our business. The decision whether to pay cash dividends on our common stock will be made by our board of directors, in their discretion, and will depend on our financial condition, operating results, capital requirements and other factors that the board of directors considers significant.

We paid cash dividends of $5,421,687 during the year ended December 31, 2005 and cash dividends of $3,975,904 during the year ended December 31, 2004. Each of these dividends was paid by our subsidiary to Mr. Chong, as its sole stockholder, which offset the amounts due to our subsidiary by Mr. Chong.

Transfer Agent

The transfer agent and registrar for our common stock is Computershare Trust Company, Inc.

Penny Stock Regulation

Our common stock, which is not currently listed or quoted for trading, may be considered to be a “penny stock” if it does not qualify for one of the exemptions from the definition of “penny stock” under Section 3a51-1 of the Securities Exchange Act for 1934, as amended (the “Exchange Act”) once, and if, it starts trading. Our common stock may be a “penny stock” if it meets one or more of the following conditions (i) the stock trades at a price less than $5.00 per share; (ii) it is NOT traded on a “recognized” national exchange; (iii) it is NOT quoted on the Nasdaq Capital Market, or even if so, has a price less than $5.00 per share; or (iv) is issued by a company that has been in business less than three years with net tangible assets less than $5 million.

The principal result or effect of being designated a “penny stock” is that securities broker-dealers participating in sales of our common stock will be subject to the “penny stock” regulations set forth in Rules 15-2 through 15g-9 promulgated under the Exchange Act. For example, Rule 15g-2 requires broker-dealers dealing in penny stocks to provide potential investors with a document disclosing the risks of penny stocks and to obtain a manually signed and dated written receipt of the document at least two business days before effecting any transaction in a penny stock for the investor’s account. Moreover, Rule 15g-9 requires broker-dealers in penny stocks to approve the account of any investor for transactions in such stocks before selling any penny stock to that investor. This procedure requires the broker-dealer to (i) obtain from the investor information concerning his or her financial situation, investment experience and investment objectives; (ii) reasonably determine, based on that information, that transactions in penny stocks are suitable for the investor and that the investor has sufficient knowledge and experience as to be reasonably capable of evaluating the risks of penny stock transactions; (iii) provide the investor with a written statement setting forth the basis on which the broker-dealer made the determination in (ii) above; and (iv) receive a signed and dated copy of such statement from the investor, confirming that it accurately reflects the investor’s financial situation, investment experience and investment objectives. Compliance with these requirements may make it more difficult and time consuming for holders of our common stock to resell their shares to third parties or to otherwise dispose of them in the market or otherwise.

ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES

On September 17, 2004, and in accordance with the Visitalk.com’s implementation of the Chapter 11 reorganization plan (as previously defined, the “Visitalk Plan”), we issued to VCC 324,044 shares of common stock and common stock purchase warrants allowing holders to purchase additional shares of our common stock (the “Plan Warrants”) to acquire certain technology rights from VCC. The Visitalk Plan further authorized VCC to distribute 54,837 of the 324,044 shares of common stock to 240 creditors of Visitalk.com and all of the Plan Warrants to 645 claimants of Visitalk.com, in accordance with the Visitalk Plan. Section 1145 of the Bankruptcy Code exempts the original issuance of securities under a plan of reorganization (as well as subsequent distributions by the distribution agent) from registration under the Securities Act and state securities laws. Under Section 1145, the issuance of securities pursuant to a plan of reorganization is exempt from registration if three principal requirements are satisfied:

(1)	the securities must be issued under a plan of reorganization by a debtor, its successor or an affiliate participating in a joint plan with the debtor;

(2)
the recipients of the securities must hold a claim against the debtor or such affiliate, an interest in the debtor or such affiliate, or a claim for an administrative expense against the debtor or such affiliate; and

(3)	the securities must be issued entirely in exchange for the recipient's claim against or interest in the debtor or such affiliate or "principally" in such exchange and "partly" for cash or property.

We believe that the offer and sale of the common stock and the Plan Warrants, in accordance with the Visitalk Plan, satisfy the requirements of Section 1145(a) of the Bankruptcy Code and, therefore, are exempt from registration under the Securities Act and state securities laws.

On November 22, 2006, pursuant to an Exchange Agreement, we acquired all of the outstanding capital stock of Fuqi BVI in a stock for stock exchange. We issued a total of 18,886,666 shares of common stock to Yu Kwai Chong, who is the sole shareholder of Fuqi BVI, in exchange for all of the issued and outstanding capital of Fuqi BVI. The securities were offered and issued to Yu Kwai Chong in reliance upon exemptions from registration pursuant to Section 4(2) under the Securities Act of 1933, as amended, and Rule 506 promulgated thereunder. Yu Kwai Chong qualified as an accredited investor (as defined by Rule 501 under the Securities Act of 1933, as amended).

On July 21, 2006, pursuant to Stock Purchase Agreements, we issued a total of 1,460,011 shares of common stock (post Reverse Split) to two investors for an aggregate amount of $67,500. On July 21, 2006, we issued 36,617 shares of common stock to VCC in connection with the Stock Purchase Agreements. The securities were offered and issued to investors under the Stock Purchase Agreements in reliance upon exemptions from registration pursuant to Section 4(2) under the Securities Act of 1933, as amended, and Rule 506 promulgated thereunder. The investors qualified as an accredited investor (as defined by Rule 501 under the Securities Act of 1933, as amended). On July 21, 2006, we also issued 1,317 shares of common stock to 134 unaffiliated shareholders under an anti-dilution arrangement in the Visitalk Plan. We believe that the offer and sale of the common stock, in accordance with the Visitalk Plan, satisfy the requirements of Section 1145(a) of the Bankruptcy Code and, therefore, are exempt from registration under the Securities Act and state securities laws.

ITEM 11. DESCRIPTION OF SECURITIES TO BE REGISTERED

In December 2006, we changed our state of incorporation from Nevada to Delaware and we are now governed by Delaware law and the Articles of Incorporation and Bylaws of the new Delaware corporation. Our authorized capital consists of 75,000,000 shares of common stock, $.001 par value, and 5,000,000 shares of preferred stock. Our board of directors, in their sole discretion, may establish par value, divide the shares of preferred stock into series, and fix and determine the dividend rate, designations, preferences, privileges, and ratify the powers, if any, and determine the restrictions and qualifications of any series of preferred stock as established. No preferred shares have been designated.

Common Stock

We are authorized to issue 75,000,000 shares of common stock, $.001 par value per share. Each outstanding share of common stock is entitled to one vote, either in person or by proxy, on all matters that may be voted upon by their holders at meetings of the stockholders.

Holders of our common stock:

(i)	have equal ratable rights to dividends from funds legally available therefore, if declared by the Board of Directors;

(ii)	are entitled to share ratably in all our assets available for distribution to holders of common stock upon our liquidation, dissolution or winding up;

(iii)	do not have preemptive, subscription or conversion rights or redemption or sinking fund provisions; and

(iv)	are entitled to one non-cumulative vote per share on all matters on which stockholders may vote at all meetings of our stockholders.

The holders of shares of our common stock do not have cumulative voting rights, which means that the holders of more than fifty percent (50%) of outstanding shares voting for the election of directors can elect all of our directors if they so choose and, in such event, the holders of the remaining shares will not be able to elect any of the our directors.

Preferred Stock

We may issue up to 5,000,000 shares of our preferred stock, par value $.001 per share, from time to time in one or more series. No shares of preferred stock have been issued. Our Board of Directors, without further approval of the our stockholders, is authorized to fix the dividend rights and terms, conversion rights, voting rights, redemption rights, liquidation preferences and other rights and restrictions relating to any series. Issuances of shares of preferred stock, while providing flexibility in connection with possible financings, acquisitions and other corporate purposes, could, among other things, adversely affect the voting power of the holders of our common stock and prior series of preferred stock then outstanding.

Plan Warrants

In accordance with the Visitalk Plan, we originally issued six series of common stock purchase warrants allowing holders to purchase additional shares of common stock (“Plan Warrants”). The Plan Warrants are governed by a Warrant Agreement. On August 31, 2006, we allowed the Series A, B, D and F Plan Warrants to expire in accordance with their terms. The expiration dates of the Series C and E Plan Warrants were extended until August 31, 2007, unless called earlier or extended in accordance with their terms. Each Series has 8,423,491 Plan Warrants outstanding. The exercise price of the Series C Plan Warrants is $3.00 per share and the Series E Plan Warrants is $4.00 per share. Each Plan Warrant provides for the purchase of one share of common stock and is callable for a price of $.0001 per warrant at any time. The Plan Warrants are held by approximately 330 warrant holders.

The Warrant Agreement restricts any one stockholder from acquiring a direct or beneficial ownership of more than 4.99% of our common stock. We believe only two holders are effected by this restriction. Currently, we are acting as the Warrant Agent but we have the right to appoint an alternative Warrant Agent.

Stock Options

In November 2006, our stockholders approved a new equity incentive plan (“2006 EIP”) for employees, non-employee directors and other service providers covering 3,000,000 shares of common stock. Prior to this, we had an approved 2004 Equity Incentive Plan. No options are currently outstanding under either plan.

Delaware Anti-Takeover Law and Charter Bylaws Provisions

We are subject to Section 203 of the Delaware General Corporation Law. This provision generally prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date the stockholder became an interested stockholder, unless:

•	prior to such date, the Board of Directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•
upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and also officers and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•
on or subsequent to such date, the business combination is approved by the Board of Directors and authorized at an annual meeting or special meeting of stockholders and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines a business combination to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•
any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an “interested stockholder” as any entity or person beneficially owning 15% or more of the outstanding voting stock of a corporation, or an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of a corporation at any time within three years prior to the time of determination of interested stockholder status; and any entity or person affiliated with or controlling or controlled by such entity or person.

Our certificate of incorporation and bylaws contain provisions that could have the effect of discouraging potential acquisition proposals or making a tender offer or delaying or preventing a change in control of our, including changes a stockholder might consider favorable. In particular, our certificate of incorporation and bylaws, as applicable, among other things, will:

•	provide our board of directors with the ability to alter our bylaws without stockholder approval;

•	provide for an advance notice procedure with regard to the nomination of candidates for election as directors and with regard to business to be brought before a meeting of stockholders;

•	provide that vacancies on our board of directors may be filled by a majority of directors in office, although less than a quorum.

Such provisions may have the effect of discouraging a third-party from acquiring our company, even if doing so would be beneficial to its stockholders. These provisions are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by them, and to discourage some types of transactions that may involve an actual or threatened change in control of our company. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal and to discourage some tactics that may be used in proxy fights. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging such proposals because, among other things, negotiation of such proposals could result in an improvement of their terms.

However, these provisions could have the effect of discouraging others from making tender offers for our shares that could result from actual or rumored takeover attempts. These provisions also may have the effect of preventing changes in our management.

ITEM 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS

In December 2006, we changed our state of incorporation from Nevada to Delaware and we are now governed by Delaware law and the Articles of Incorporation and Bylaws of the new Delaware corporation.

Under Section 145 of the General Corporation Law of the State of Delaware, we can indemnify our directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). Our certificate of incorporation provides that, pursuant to Delaware law, our directors shall not be liable for monetary damages for breach of the directors’ fiduciary duty of care to us and our stockholders. This provision in the certificate of incorporation does not eliminate the duty of care, and in appropriate circumstances equitable remedies such as injunctive or other forms of nonmonetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director’s duty of loyalty to us or our stockholders, for acts or omissions not in good faith or involving intentional misconduct or knowing violations of the law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect a director’s responsibilities under any other law, such as the federal securities laws or state or federal environmental laws.

Our bylaws provide for the indemnification of our directors to the fullest extent permitted by the Delaware General Corporation Law. Our bylaws further provide that our Board of Directors has discretion to indemnify our officers and other employees. We are required to advance, prior to the final disposition of any proceeding, promptly on request, all expenses incurred by any director or executive officer in connection with that proceeding on receipt of an undertaking by or on behalf of that director or executive officer to repay those amounts if it should be determined ultimately that he or she is not entitled to be indemnified under the bylaws or otherwise. We are not, however, required to advance any expenses in connection with any proceeding if a determination is reasonably and promptly made by our Board of Directors by a majority vote of a quorum of disinterested Board members that (i) the party seeking an advance acted in bad faith or deliberately breached his or her duty to us or our stockholders and (ii) as a result of such actions by the party seeking an advance, it is more likely than not that it will ultimately be determined that such party is not entitled to indemnification pursuant to the applicable sections of our bylaws.

We have been advised that in the opinion of the Securities and Exchange Commission, insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event a claim for indemnification against such liabilities (other than our payment of expenses incurred or paid by our director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

We may enter into indemnification agreements with each of our directors and officers that are, in some cases, broader than the specific indemnification provisions permitted by Delaware law, and that may provide additional procedural protection. As of the Effective Time of the Share Exchange, we had not entered into any indemnification agreements with our directors or officers, but may choose to do so in the future. Such indemnification agreements may require us, among other things, to:

•	indemnify officers and directors against certain liabilities that may arise because of their status as officers or directors;

•	advance expenses, as incurred, to officers and directors in connection with a legal proceeding, subject to limited exceptions; or

•	obtain directors’ and officers’ insurance.

At present, there is no pending litigation or proceeding involving any of our directors, officers or employees in which indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

ITEM 13. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The information required by this Item 13 is incorporated by reference to information contained in Item 15 of this Form 10.

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS AND FINANCIAL DISCLOSURE

After the close of the Share Exchange on November 22, 2006, Fuqi International, Inc. (the “Company”) dismissed Epstein, Weber & Conover, P.L.C. ("EWC") as its independent registered public accounting firm following the change in control of the Company in connection with the Share Exchange. The Company engaged EWC to audit its financial statements for the year ended December 31, 2005 and 2004. The report of EWC on the financial statements of the Company for the fiscal years ended December 31, 2005 and 2004 did not contain any adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope, or accounting principle, except for an explanatory paragraph relative to the Company’s ability to continue as a going concern.

While EWC was engaged by the Company, there were no disagreements with EWC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure with respect to the Company, which disagreements if not resolved to the satisfaction of EWC would have caused it to make reference to the subject matter of the disagreements in connection with its report on the Company’s financial statements for the fiscal years ended December 31, 2005 and 2004.

The Company engaged Stonefield Josephson, Inc., which served as Fuqi China’s independent registered certified public accountants for the fiscal years ended December 31, 2005, 2004 and 2003, as the Company’s independent registered public accounting firm as of November 22, 2006, the close of the Share Exchange.

The Company provided EWC with a copy of the disclosures to be included in Item 14 and requested that EWC furnish the Company with a letter addressed to the Commission stating whether or not EWC agrees with the foregoing statements. A copy of the letter from EWC to the Commission is attached as Exhibit 16.1 to this Form 10.

ITEM 15. FINANCIAL STATEMENTS

(a) Index To Financial Statements

Page

SEPTEMBER 30, 2006 AND 2005
Consolidated Financial Statements (Unaudited):
Balance Sheet as of September 30, 2006	41
Statements of Income and Comprehensive Income for the nine months ended September 30, 2006 and 2005	42
Statements of Cash Flows for the nine months ended September 30, 2006 and 2005	43
Notes to Unaudited Consolidated Financial Statements	44

DECEMBER 31, 2005, 2004, AND 2003
Report of Independent Registered Public Accounting Firm	53
Consolidated Financial Statements:
Balance Sheets as of December 31, 2005 and 2004	54
Statements of Income and Comprehensive Income for the years ended December 31, 2005, 2004, and 2003	55
Statements of Stockholders' Equity for the years ended December 31, 2005, 2004 and 2003	56
Statements of Cash Flows for the years ended December 31, 2005, 2004 and 2003	57
Notes to Consolidated Financial Statements	58

Fuqi International, Inc.
Condensed Consolidated Balance Sheet as of September 30, 2006 (Unaudited)

Assets

Current assets:
Cash and cash equivalents	$129,670
Restricted cash	1,770,135
Accounts receivable, net of allowance for
doubtful accounts of $296,000	7,501,205
Refundable value added taxes	1,422,047
Inventories	15,440,261
Prepaid expenses	172,717
Deposits	632,191
Deferred taxes	44,380

Total current assets	27,112,606

Property, equipment, and improvements, net	1,365,951

Deposits	63,219

Other assets	27,167

$28,568,943

Liabilities and Stockholders' Equity

Current liabilities:
Notes payable	$13,908,206
Accounts payable and accrued liabilities	318,701
Accrued business tax	939,581
Accrued penalties	1,105,007
Customer deposits	1,787,941
Due to stockholder	258,141
Income tax payable	1,535,632

Total current liabilities	19,853,209

Stockholders' equity:
Preferred stock, $0.001 par value, 5,000,000 shares authorized, none issued and outstanding	—
Common stock, $0.001 par value, 75,000,000 shares authorized,
18,886,666 shares issued and outstanding	18,887
Additional paid in capital	7,210,029
Accumulated foreign currency translation adjustments	309,288
Retained earnings	1,177,530

Total stockholders' equity	8,715,734

$28,568,943

The accompanying notes are an integral part of these condensed consolidated financial statements

Fuqi International, Inc.
Condensed Consolidated Statements of Income and Comprehensive Income (Unaudited)

	Nine Months	Nine Months
	Ended	Ended
	September 30,	September 30,
	2006	2005

Net sales	$67,606,850	$51,927,967

Cost of sales	61,750,693	47,162,884

Gross profit	5,856,157	4,765,083

Operating expenses:
Selling and marketing	327,968	442,120
General and administrative	644,910	515,471

Total operating expenses	972,878	957,591

Income from operations	4,883,279	3,807,492

Other income (expenses):
Interest expense	(576,869)	(315,792)
Interest income	-	-
Loss on disposal of fixed assets	-	-
Miscellaneous	12,502	(312)

Total other income (expenses)	(564,367)	(316,104)

Income before provision for income taxes	4,318,912	3,491,388

Provision for income taxes	624,959	261,915

Net income	3,693,953	3,229,473

Other comprehensive income - foreign currency
translation adjustments	165,582	243,038

Comprehensive income	$3,859,535	$3,472,511

Earnings per share - basic and diluted	$0.20	$0.17

Weighted average number of common shares -
basic and diluted	18,886,666	18,886,666

The accompanying notes are an integral part of these condensed consolidated financial statements

Fuqi International, Inc.
Condensed Consolidated Statement of Cash Flows (Unaudited)
Increase (Decrease) in Cash

	Nine Months	Nine Months
	Ended	Ended
	September 30,	September 30,
	2006	2005

Cash flows provided by operating activities:
Net income	$3,693,953	$3,229,473

Adjustments to reconcile net income to net cash
provided by (used for) operating activities:
Depreciation and amortization	229,387	176,011
Bad debt	(12,502)	26,774

Changes in operating assets and liabilities:
Accounts receivable	(331,054)	(3,610,563)
Refundable value added taxes	(1,163,132)	(202,973)
Inventories	(9,560,912)	(729,790)
Inventory loan receivable	687,936	-
Prepaid expenses	(54,840)	(93,593)
Deposits - short term	(284,486)	(247,158)
Deferred taxes	(21,242)	(1,977)
Other current assets	2,189	-
Deposits	18,966	14,995
Other assets	(23,283)	(25,133)
Accounts payable, accrued expenses, accrued business
tax and accrued penalties	235,018	17,431
Customer deposits	(1,055,564)	2,016,114
Income tax payable	501,463	241,767
Net cash provided by (used for) operating activities	(7,138,103)	811,378

Cash flows provided by (used for) investing activities:
Purchase of property, equipment and improvements	(20,864)	(316,259)
Disbursements on advances to stockholder	(47,988,056)	(64,649,664)
Proceeds from collections on advances to stockholder	54,983,415	52,117,233
Decrease (Increase) in restricted cash	1,011,506	(988,631)
Net cash provided by (used for) investing activities	7,986,001	(13,837,321)

Cash flows provided by (used for) financing activities:
Proceeds from short-term borrowing	-	7,414,731
Proceeds from long-term debt	-	1,235,788
Loan from (repayment to) a related party	(991,326)	988,631
Proceeds from capital contribution	-	4,819,277

Net cash provided by (used for) financing activities	(991,326)	14,458,427

Effect of exchange rate changes on cash	201,619	197,496

Net increase in cash	58,191	1,629,980

Cash, beginning of period	71,479	255,676

Cash, end of period	$129,670	$1,885,656

Supplemental disclosure of cash flow information:

Interest paid	$573,541	$310,210

Income taxes paid	$150,141	$25,773

Non-cash activities:

Decrease in due from stockholder for dividend declared and paid	$2,750,344	$-

The accompanying notes are an integral part of these condensed consolidated financial statements

(1)	Summary of Significant Accounting Policies:

Basis of Presentation and Nature of Business Operations

Basis of Presentation:

The accompanying unaudited condensed consolidated financial statements have been prepared by referring to the instructions to Form 10-Q and do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements. These financial statements and related notes should be read in conjunction with the Company’s audited financial statements for the fiscal year ended December 31, 2005. In the opinion of management, these condensed consolidated financial statements reflect all adjustments which are of a normal recurring nature and which are necessary to present fairly the financial position of Fuqi BVI as of September 30, 2006 and the results of operations for the nine months ended September 30, 2005 and 2006 and the cash flows for the nine month periods ended September 30, 2005 and 2006. The results of operations for the nine months ended September 30, 2006 are not necessarily indicative of the results which may be expected for the entire fiscal year.

The preparation of condensed consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

On November 20, 2006, the Company entered into a Stock Exchange Agreement (“SEA”) with Fuqi BVI. Under the terms of this new SEA, the Company issued 18,886,666 shares of its common stock in exchange for 100% of Fuqi BVI. For financial reporting purposes, the transaction is classified as a recapitalization of Fuqi BVI and the historical financial statements of Fuqi BVI are reported as the Company’s historical financial statements. The existing shareholders of the Fuqi BVI own 91.2% of the issued and outstanding shares of the Company upon closing of the merger. The SEA also included a condition requiring all of the previously issued warrants by VTM be expired on or before December 31, 2006. On November 22, 2006, the transaction was closed and the shares have been exchanged between the two parties.

Prior to May 17, 2006, Fuqi BVI had minimal assets and no operations. On May 17, 2006, Fuqi China became a wholly-owned foreign enterprise of Fuqi BVI and this arrangement has been approved by the PRC government. Subsequent to this transaction, Fuqi China becomes the wholly owned subsidiary of Fuqi BVI and the shareholders of Fuqi China become the shareholders of Fuqi BVI. For financial reporting purposes, the transaction is classified as a recapitalization of Fuqi China and the historical financial statements of Fuqi China are reported as Fuqi BVI’s historical financial statements.

Upon the completion of the transactions on May 17, 2006 and November 22, 2006, the Company owns 100% of Fuqi BVI which owns 100% of Fuqi China, the operating entity of the Company. The accompanying interim condensed consolidated financial statements were retroactively adjusted to reflect the effects of the two recapitalizations entered during 2006.

Business and Organization:

Fuqi International was incorporated in Arizona on September 3, 2004. Fuqi BVI was incorporated under the laws of the British Virgin Islands on January 2, 2004. Fuqi China was formed in the People’s Republic of China (the “PRC”) on April 2, 2001 as a limited liability corporation. Fuqi China is the operating entity and has substantially all the assets and operations. Under the provision of the Company’s By-Laws, the Shenzhen Business Bureau granted to Shenzhen Fuqi the right to operate for a period of 10 years. The principal activities of Fuqi China are designing, manufacturing, sales, and marketing of jewelry products to department stores throughout the PRC.

The Company operates in two divisions: production, and sales and marketing. The production division is responsible for all the manufacturing of jewelry products, while the sales and marketing division is responsible for all of the selling and marketing functions of the products including customer relationships and customer service. The Company grants credit to the majority of its customers, which are located throughout the PRC, and the Company does not generally require collateral.

On May 17, 2006, along with approval of becoming a wholly-owned foreign enterprise, the Shenzhen Business Bureau granted to the Company the right to operate for a period of 30 years from the date of reformation. The principal business scopes of the Company are continued as designing, manufacturing, sales, and marketing of jewelry products to department stores throughout the PRC. This change did not have any impacts on accompanying financial statements.

Revenue Recognition:

Revenue is recognized upon delivery and acceptance of jewelry products by its customers, provided that the other conditions of sales, as established by the Securities and Exchange Commission’s Staff Accounting Bulletin (“SAB”) No. 104, are satisfied:

•	Persuasive evidence of an arrangement exists;

•	Delivery has occurred, upon shipment when title passes, or services have been rendered;

•	The seller’s price to the buyer is fixed or determinable; and

•	Collectibility is reasonably assured.

Cost of Sales:

Cost of sales include raw material, labor and overhead cost. Overhead costs consist of depreciation for improvements related to the factory and machinery and equipment, indirect labor, utilities, factory rent and warehouse costs. The Company did not incur any significant amount of inbound freight charges, purchasing and receiving costs since the Company’s raw material including primarily gold and platinum were picked up by the Company’s operation manager. All the costs related to the Company’s distribution network are included in the cost of sales.

Operating Costs:

Selling and marketing expenses include salaries and employee benefits, advertising, travel and entertainment, insurance and business taxes.

General and administrative expenses include management and office salaries and employee benefits, deprecation for office facility and office equipment, travel and entertainment, insurance, legal and accounting, consulting fees, workers’ compensation insurance, and other office expenses.

Currency Reporting:

Amounts reported in the accompanying condensed consolidated financial statements and disclosures are stated in U.S. Dollars, unless stated otherwise. The functional currency of the Company, which accounted for most of the Company’s operations, is reported in Renminbi (“RMB”). Foreign currency transactions (outside PRC) during the nine months ended September 30, 2006, and 2005 are translated into RMB according to the prevailing exchange rate at the transaction dates. Assets and liabilities denominated in foreign currencies at the balance sheet dates are translated into RMB at period-end exchange rates.

The Company’s functional currency is RMB. For the purpose of preparing the condensed consolidated financial statements, the condensed consolidated balance sheet of the Company have been translated into U.S. dollars at the current rates as of September 30, 2006 and the condensed consolidated statements of operations have been translated into U.S. dollars at the weighted average rates during the periods the transactions were recognized. The resulting translation gain adjustments are recorded as other comprehensive income in the statements of income and comprehensive income.

Use of Estimates:

The preparation of the condensed consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents:

For purposes of the condensed consolidated statements of cash flows, cash equivalents include all highly liquid debt instruments with original maturities of three months or less that are not securing any corporate obligations. The Company had no cash equivalents at September 30, 2006.

Restricted Cash:

The Company committed to loan a total of $1,770,135 to two related entities. Per the agreements with the bank, the Company is required to maintain $1,770,135 in the bank to cover these loans when they were drawn by these entities. The balance of the restricted amount was classified as restricted cash in the balance sheet as of September 30, 2006. Subsequent to September 30, 2006, the commitments to loan have been released and the restriction on cash by the bank has been relieved.

Comprehensive Income:

Statement on Financial Accounting Standards (“SFAS”) No. 130, “Reporting Comprehensive Income,” establishes standards for the reporting and display of comprehensive income and its components in the consolidated financial statements. For the nine months ended September 30, 2006 and 2005, other comprehensive income includes foreign currency translation adjustments.

Fair Value Disclosures of Financial Instruments:

The Company has estimated the fair value amounts of its financial instruments using available market information and valuation methodologies considered to be appropriate and has determined that the book value of the Company’s accounts receivable, refundable value added taxes, inventories, due from stockholder, notes payable, accounts payable and accrued expenses, accrued business tax, accrued penalties, customer deposits, and income tax payable, at September 30, 2006 approximate fair value.

Accounts Receivable:

The Company provides an allowance for doubtful accounts equal to the estimated uncollectible amounts. The Company’s estimate is based on historical collection experience and a review of the current status of trade account receivable. It is reasonably possible that the Company’s estimate of the allowance for doubtful accounts will change. Accounts receivable are presented net of an allowance for doubtful accounts of approximately $296,000 at September 30, 2006.

Concentration of Credit Risk:

The Company’s product revenues are concentrated in production and sales of fine jewelry products, which are highly competitive with frequent changes in styles and fashion. Significant customer preference changes in the industry or customer requirements, or the emergence of competitive products with better marketing strategies and more well-known brand name, could adversely affect the Company’s operating results.

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of trade accounts receivable. The credit risk in the Company’s accounts receivable is mitigated by the fact that the Company performs ongoing credit evaluations of its customers’ financial condition and that accounts receivable are primarily derived from large credit-worthy companies throughout the PRC. In addition, the Company has a diversified customer base. Historically, the Company has not experienced significant losses related to trade receivables. Generally, no collateral is required.

Major Customer:

During the nine months ended September 30, 2006, no customer accounted for over 10% of the Company’s sales. During the nine months ended September 30, 2005, 12% of the Company sales were generated from one customer.

Major Supplier:

Under the PRC laws, supply of precious metals such as platinum, gold, and silver are highly regulated under certain government agencies. Shanghai Gold Exchange is the Company’s primary source of supply for its raw materials which consist of precious metals. The Company is required to obtain several membership and approval certificates from these government agencies in order to continue to do business involving precious metals. The Company may be required to renew such membership and to obtain approval certificates periodically. If the Company is unable to renew these periodic membership or approval certificates, it could materially affect the Company’s business operations. The Company was in good standing with these agencies as of September 30, 2006.

Inventories:

Inventories are stated at the lower of cost or fair market value using the first-in, first-out method.

Property, Equipment and Improvements:

Property, equipment and improvements are stated at cost. Depreciation and amortization are computed on the straight-line method based on the estimated useful life of respective assets.

The estimated service lives of property, equipment, and improvements are as follows:

Production	5 years
Office, furniture and fixture	5 years
Computer hardware	5 years
Computer software	5 years
Leasehold improvements	2 years
Buildings	20 years

Long-Lived Assets:

In accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” long-lived assets to be held and used are analyzed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. SFAS No. 144 relates to assets that can be amortized and the life can be determinable. The Company evaluates at each balance sheet dates whether events and circumstances have occurred that indicate possible impairment. If there are indications of impairment, the Company uses future undiscounted cash flows of the related asset or asset grouping over the remaining life in measuring whether the assets are recoverable. In the event such cash flows are not expected to be sufficient to recover the recorded asset values, the assets are written down to their estimated fair value. Long-lived assets to be disposed of are reported at the lower of carrying amount or fair value of asset less disposal costs. The Company determined that there was no impairment of long-lived assets as of September 30, 2006.

Advertising:

The Company expenses advertising costs when incurred. The Company incurred approximately $32,002 and $100,982 of advertising expense for the nine months ended September 30, 2006 and 2005 respectively.

Income Taxes:

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets, including tax loss and credit carryforwards, and liabilities are measured using enacted tax rates in the PRC expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred income tax expense represents the change during the period in the deferred tax assets and deferred tax liabilities. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on their characteristics. Realization of the deferred tax asset is dependent on generating sufficient taxable income in future years.

Segment Reporting:

Based on the Company’s integration and management strategies, the Company operated in a single business segment.

New Accounting Pronouncements:

In March 2006, the FASB issued SFAS No. 156 (“FAS 156”), “Accounting for Servicing of Financial Assets—An Amendment of FASB Statement No. 140.” Among other requirements, FAS 156 requires a company to recognize a servicing asset or servicing liability when it undertakes an obligation to service a financial asset by entering into a servicing contract under certain situations. Under FAS 156 an election can also be made for subsequent fair value measurement of servicing assets and servicing liabilities by class, thus simplifying the accounting and provide for income statement recognition of potential offsetting changes in the fair value of servicing assets, servicing liabilities and related derivative instruments. The Statement will be effect beginning the first fiscal year that begins after September 15, 2006. The Company does not expect the adoption of FAS 156 will have a material impact on our financial position or results of operations.

In June 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes." This interpretation requires companies to determine whether it is more likely than not that a tax position will be sustained upon examination by the appropriate taxing authorities before any part of the benefit can be recorded in the financial statements. FIN 48 provides guidance on de-recognition, classification, accounting in interim periods and disclosure requirements for tax contingencies. FIN 48 is effective for fiscal years beginning after December 15, 2006. The differences between the amounts recognized in the statements of financial position prior to the adoption of FIN 48 and the amounts reported after adoption will be accounted for as a cumulative-effect adjustment recorded to the beginning balance of retained earnings. The Company is evaluating the impact of this new pronouncement to its financial position and results of operations or cash flows.

In September 2006, the SEC released Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements." SAB 108 provides interpretive guidance on the SEC's views regarding the process of quantifying materiality of financial statement misstatements. SAB 108 is effective for fiscal years ending after November 15, 2006, with early application for the first interim period ending after November 15, 2006. The Company does not expect the adoption of SAB 108 will have a material impact on its financial position or results of operations.

In September 2006, the FASB issued Statement No. 157, "Fair Value Measurements." SFAS 157 defines fair value, establishes a framework and gives guidance regarding the methods used for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company is evaluating the impact of this new pronouncement to its financial position and results of operations or cash flows.

New Accounting Pronouncements, Continued:

In September 2006, the FASB issued Statement No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R)." SFAS 158 requires companies to recognize the overfunded or underfunded status of a defined benefit post-retirement plan as an asset or liability in its balance sheet and to recognize changes in that funded status in the year in which the changes occur through comprehensive income, effective for fiscal years ending after December 15, 2006. SFAS 158 also requires companies to measure the funded status of the plan as of the date of its fiscal year-end, with limited exceptions, effective for fiscal years ending after December 15, 2008. The Company does not expect the adoption of SFAS 158 will have a material impact on our financial position or results of operations, as the Company does not currently have any defined benefit pension or other post-retirement plans.

(2)	Inventories:

As of
September 30, 2006

Raw materials	$12,296,200
Work in process	727,813
Finished goods	2,416,248

$15,440,261

(3)	Property, Equipment, and Improvements:

A summary is as follows:

As of
September 30, 2006

Production equipment	$928,563
Computers	13,438
Office equipment and furniture	100,005
Automobiles	251,609
Leasehold improvements	321,209
Building	538,342

2,153,166
Less accumulated depreciation and Amortization	787,215

$1,365,951

Depreciation and amortization expense for property, equipment, and improvements amounted to approximately $229,387 and $176,011, for the nine months ended September 30, 2006 and 2005 respectively.

(4)	Notes Payable:

On September 30, 2006, outstanding notes payable to the bank consist of loan agreements which are covered by a Maximum Banking Facility Agreement dated August 24, 2006. Under the agreement, maximum facility amounting $12,643,823 was secured by the Company’s inventories. Outstanding loan agreements consist of the followings:

A note payable to a bank, including interest at a rate of 5.76%, secured by the Company’s inventories and certain real estate properties owned by an affiliated company, matured in January 2007	1,264,382

Two notes payable to a bank, including interest at a rate of 5.481%, secured by certain real estate properties owned by an affiliated company, guaranteed by the affiliated companies, and personally guaranteed by the stockholder, matured in October 2006	1,896,574

A note payable to a bank, including interest at a rate of 5.58%, guaranteed by the affiliated companies and personally guaranteed by the stockholder, matured in December 2006	1,264,382

Two notes payable to a bank, including interest at a rate of 5.85%, guaranteed by the affiliated companies and personally guaranteed by the stockholder, matured in February 2007	2,528,765

Three notes payable to a bank, including interest at a rate of 5.832%, secured by the Company’s inventories, guaranteed by the affiliated companies, certain real estate properties owned by an affiliated company and personally guaranteed by the stockholder, matured in January 2007	2,528,765

A note payable to a bank, including interest at a rate of 5.832%, secured by the Company’s inventories, guarantee by the affiliated companies, and personally guaranteed by the stockholder, matured in January 2007	1,264,382

A note payable to a bank, including interest at a rate of 6.138%, guaranteed by the affiliated companies and personally guaranteed by the stockholder, matured in March 2007	1,264,382

A note payable to a bank, including interest at a rate of 6.732%, secured by certain real estate properties owned by the affiliated companies, guaranteed by the affiliated companies, and personally guaranteed by the stockholder, matured in July 2007	948,287

A note payable to a bank, including interest at a rate of 6.732%, secured by certain real estate properties owned by the affiliated companies, guaranteed by the affiliated companies, and personally guaranteed by the stockholder, matured in September 2007	948,287

$13,908,206

(5)	Related-Party Transactions:

Due to stockholder

The Company earned certain cash revenues from its customers that were subsequently collected by its stockholder. During the nine months ended September 30, 2006 and 2005, cash revenues collected by its stockholder totaled $3,914,158 and $4,219,260 respectively. Effective December 1, 2006, the arrangement has been changed and all the cash revenues were deposited directly to the Company’s bank accounts. The shareholder no longer has any involvement related to the cash revenue transactions.

The Company’s stockholder made non-interest bearing advances to the Company or borrowed from the Company since the inception of its operations. The Company had an outstanding amount of due to this shareholder of $258,141 as of September 30, 2006.

The Company declared dividends to its stockholder totaling $2,750,344 and $0, during the nine months ended September 30, 2006 and 2005 respectively, which offset the amounts due from this stockholder.

(6)	China Contribution Plan:

The Company participates in a government-mandated multi-employer defined contribution plan pursuant to which certain retirement, medical and other welfare benefits are provided to employees. Chinese labor regulations require the Company to pay to the local labor bureau a monthly contribution at a stated contribution rate of 14% based on the monthly basic compensation of qualified employees. The relevant local labor bureau is responsible for meeting all retirement benefit obligations and the Company has no further commitments beyond its monthly contribution. During the nine months ended September 30, 2006 and 2005, the Company contributed approximately of $42,191 and $40,156 respectively, to this fund.

(7)	Income Taxes:

The income tax provision amounted to $624,959 and $261,915, respectively, for the nine months ended September 30, 2006 and 2005 (an effective rate of 15% for 2006 and 7.5% for 2005). A reconciliation of the provision for income taxes with amounts determined by applying the statutory China federal income tax rate to income before income taxes is as follows:

	2006	2005

Computed tax at federal statutory rate
of 15%	$647,837	$523,708
Effect of tax holidays for new business	-	(261,854)
Effect of tax rate changes	(22,878)	-
Miscellaneous	-	61

	$624,959	$261,915

The components of provision for the income taxes are as follows:

	2006	2005

Current	$645,962	$263,862
Deferred	(21,003)	(1,947)

	$624,959	$261,915

(7)	Income Taxes, Continued:

The regular federal income tax in Shenzhen, China, is 15%. As a new business, the Company is exempted from paying any income taxes for the first two years of its operations (2 years from the inception of the business, April 2, 2001), and a discounted income tax rate of 7.5% of pretax income during third, fourth and fifth years of its operations (the three years ended December 31, 2005). Beginning January, 2006, the Company is subject to the regular rate of 15% on its pretax income.

The Company did not report certain cash revenues related to fees charged to its customers for product design prior to 2005. Such fee revenues are subject to business tax and service charge of a total of 5.2%. The Company has not reported such revenues since the inception of its operations in 2001. The Company recorded the tax liabilities representing business tax and fees of 5.2% and income tax of 7.5% on the unreported design revenues during the years ended December 31, 2005, 2004 and 2003.

In April 2006, the Shenzhen local tax department has made an assessment of the total tax liabilities related to the cash revenues. Per the tax assessment notice dated April 24, 2006, the Company is obligated to pay a total of $1,790,523 (RMB14,161,249) including business tax, fees and income taxes related to these cash revenues for the period from inception to December 31, 2005. If the Company did not pay off these tax liabilities by April 30, 2006, the Company is subject to 0.05% per day of interest and penalties of the unpaid tax and fee liability amount from the due date (April 30, 2006). On July 5, 2006, Shenzhen City Tax Department granted an extension to the Company to remit the tax liabilities from April 30, 2006 to December 20, 2006. The Company received another extension from the City Tax Department to extend the tax payment date till April 2007. The Company will not be subject to any penalties and interest if all the outstanding taxes are remitted to the Tax Department prior to the revised due date (December 20, 2006). As of September 30, 2006, the Company has outstanding accrued business taxes of $939,581, income tax payable of $1,535,632 and estimated penalties of $1,105,007.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities are as follows:

	2006	2005
Deferred tax assets:
Allowance for doubtful accounts	$44,380	$24,098

Total deferred tax assets	$44,380	$24,098

Total deferred tax liabilities	-	-

Net deferred assets before valuation
allowance:	$44,380	$24,098
Valuation allowance	-	-

Net deferred tax assets	$44,380	$24,098

Realization of deferred tax assets is dependent on future earnings, if any, the timing and amount of which is uncertain.

(8)	Proforma Information:

Beginning the first quarter of 2007, the Company plans to increase the annual compensation to its Chief Executive Officer, Chief Financial Officer and Chief Operating officer through substantially higher salaries as a result of additional responsibilities to be resumed by these executives after becoming a U.S. listed company. Pro forma operating results for the nine months ended September 30, 2006 and 2005, as if historical compensation was recorded at the levels expected in the future, are as follows:

	2006	2005

Net income - as reported	$3,693,953	$3,229,473

Net income - proforma	$3,446,220	$3,111,651

Earnings per Share - as reported	$0.20	$0.17

Earnings per Share - proforma	$0.18	$0.16

(9)	Subsequent Events:

On September 16, 2006, the Company entered into a Share Exchange Agreement (“SEA”) with Fuqi BVI. Under the terms of SEA, the Company agreed to issue its common stock to acquire all of the issued and outstanding common stock of Fuqi BVI. Upon the completion of this transaction, the sole shareholder of Fuqi BVI would own 89.37% of the issued and outstanding shares of the Company after the merger. The SEA was set to be closed subject to certain conditions before October 31, 2006.

The Company and Fuqi BVI made the determination to terminate the SEA since certain conditions have not yet been fulfilled by October 31, 2006.

On November 20, 2006, the Company entered into a new SEA with Fuqi BVI with revised terms. Under the terms of this new SEA, the Company agreed to issue 18,886,666 shares of its common stock in exchange for 100% of Fuqi BVI. The sole shareholder of the Fuqi BVI would own 91.2% of the issued and outstanding shares of the Company upon closing of the share exchange. On November 22, 2006, the transaction was closed and the shares have been exchanged between the two parties.

Report of Independent Registered Public Accounting Firm

Board of Directors
Fuqi International, Inc.
Shenzhen, China

We have audited the accompanying balance sheets of Fuqi International, Inc. as of December 31, 2005, and 2004 and the related statements of income and comprehensive income, stockholders' equity and cash flows for the years ended December 31, 2005, 2004, and 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years ended December 31, 2005, 2004, and 2003, in conformity with United States generally accepted accounting principles.

/s/ Stonefield Josephson, Inc.

CERTIFIED PUBLIC ACCOUNTANTS

Central, Hong Kong
May 2, 2006, except for Note 9, and the 1st paragraph of Note 12, as to which the date is July 5, 2006, and the 2nd paragraph of Note 12 as to which the date is May 17, 2006

Fuqi International, Inc.
Balance Sheets

	December 31,	December 31,
	2005	2004
Assets

Current assets:
Cash and cash equivalents	$71,479	$255,676
Restricted cash	2,726,146	-
Accounts receivable, net of $302,000 for 2005
and $287,000 for 2004	7,014,712	4,578,140
Refundable value added taxes	253,749	56,260
Inventories	5,762,053	4,762,687
Inventory loan receivable	687,936	-
Due from stockholder	9,487,562	546,203
Prepaid expenses	115,525	10,617
Deposits	340,768	-
Deferred taxes	22,677	21,566
Other current assets	2,145	-

Total current assets	26,484,752	10,231,149

Property, equipment, and improvements, net	1,545,621	924,270

Deposits	80,545	74,860

Other assets	3,807	-

	$28,114,725	$11,230,279

Liabilities and Stockholders' Equity

Current liabilities:
Notes payable	$12,391,574	$4,819,277
Accounts payable and accrued liabilities	261,585	412,699
Accrued business tax	741,265	431,130
Accrued penalties	1,082,962	1,052,952
Customer deposits	2,786,776	1,236,649
Loan payable, related party	991,326	-
Income tax payable	1,013,537	582,093

Total current liabilities	19,269,025	8,534,800

Long term debt	1,239,157	-

Stockholders' equity:
Preferred stock, $0.001 par value, 5,000,000 shares authorized, none issued and outstanding	-	-
Common stock, $0.001 par value, 75,000,000 shares authorized,
shares issued and outstanding - 18,886,666 for 2005 and or 2004.	18,887	18,887
Additional paid in capital	7,210,029	2,390,752
Accumulated foreign currency translation adjustments	143,706	-
Retained earnings	233,921	285,840

Total stockholders' equity	7,606,543	2,695,479

	$28,114,725	$11,230,279

The accompanying notes form an integral part of these financial statements

Fuqi International, Inc.
Statements of Income and Comprehensive Income

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2005	2004	2003

Net sales	$72,580,171	$56,764,822	$29,501,009

Cost of sales	64,963,978	50,862,013	26,018,586

Gross profit	7,616,193	5,902,809	3,482,423

Operating expenses:
Selling and marketing	624,131	549,047	251,098
General and administrative	671,191	1,006,117	1,006,154

Total operating expenses	1,295,322	1,555,164	1,257,252

Income from operations	6,320,871	4,347,645	2,225,171

Other income (expenses):
Interest expense	(497,901)	(100,302)	-
Interest income	-	-	1,297
Loss on disposal of fixed assets	-	(44,831)	-
Miscellaneous	(664)	4,249	39,387

Total other income (expenses)	(498,565)	(140,884)	40,684

Income before provision for income taxes	5,822,306	4,206,761	2,265,855

Provision for income taxes	452,538	358,396	193,137

Net income	5,369,768	3,848,365	2,072,718

Other comprehensive income - foreign currency
translation adjustments	143,706	-	-

Comprehensive income	$5,513,474	$3,848,365	$2,072,718

Earnings per share - basic and diluted	$0.28	$0.20	$0.11

Weighted average number of common shares -
basic and diluted	18,886,666	18,886,666	18,886,666

The accompanying notes form an integral part of these financial statements

Fuqi International, Inc.
Consolidated Statements of Stockholders' Equity

Years Ended December 31, 2005, 2004 and 2003

	Common Stock
	Shares	Amount	Additional Paid in Capital	Other Comprehensive Income	Retained Earnings	Total Stockholders' Equity

Balance, December 31, 2002	18,886,666	$18,887	$342,559	$-	$75,601	$437,047

Capital contributions	-	-	2,048,193	-	-	2,048,193

Dividend paid	-	-	-	-	(1,734,940)	(1,734,940)

Net income	-	-	-	-	2,072,718	2,072,718

Balance, December 31, 2003	18,886,666	18,887	2,390,752	-	413,379	2,823,018

Dividend paid	-	-	-	-	(3,975,904)	(3,975,904)

Net income	-	-	-	-	3,848,365	3,848,365

Balance, December 31, 2004	18,886,666	18,887	2,390,752	-	285,840	2,695,479

Capital contributions	-	-	4,819,277	-	-	4,819,277

Dividend paid	-	-	-	-	(5,421,687)	(5,421,687)

Foreign currency translation adjustments	-	-	-	143,706	-	143,706

Net income	-	-	-	-	5,369,768	5,369,768

Balance, December 31, 2005	18,886,666	$18,887	$7,210,029	$143,706	$233,921	$7,606,543

The accompanying notes form an integral part of these financial statements

Fuqi International, Inc.
Statement of Cash Flows
Increase (Decrease) in Cash

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2005	2004	2003

Cash flows provided by operating activities:
Net income	$5,369,768	$3,848,365	$2,072,718

Adjustments to reconcile net income to net cash
provided by (used for) operating activities:
Depreciation and amortization	239,449	184,740	120,599
Loss on disposal of fixed assets	-	44,831	-
Bad debt	7,320	(318,904)	298,000

Changes in operating assets and liabilities:
Accounts receivable	(2,277,877)	(2,727,184)	(717,433)
Refundable value added taxes	(192,867)	325,763	562,985
Inventories	(850,319)	(159,309)	1,874,080
Inventory loan receivable	(677,335)	-	-
Prepaid expenses	(102,994)	(10,617)	-
Deposits - short term	(335,517)	-	-
Deferred taxes	(488)	22,410	(22,289)
Other current assets	(2,112)	-	-
Deposits	(3,497)	51,987	(13,192)
Other assets	(3,748)	-	-
Accounts payable, accrued expenses, accrued business
tax and accrued penalties	132,890	1,001,123	433,617
Customer deposits	1,491,538	(291,573)	1,043,248
Income tax payable	408,461	299,159	196,908
Net cash provided by operating activities	3,202,672	2,270,791	5,849,241

Cash flows used for investing activities:
Purchase of property, equipment and improvements	(838,959)	(557,065)	(409,366)
Disbursements on advances to stockholder	(90,007,069)	(546,203)	-
Proceeds from collections on advances to stockholder	75,644,023	-	-
Increase in restricted cash	(2,726,146)	-	-
Net cash used for investing activities	(17,928,151)	(1,103,268)	(409,366)

Cash flows provided by (used for) financing activities:
Proceeds from short-term borrowing	7,572,297	4,439,759	379,518
Proceeds from long-term debt	1,239,157	-	-
Proceeds from loans borrowed from affiliate	-	2,767,538	1,204,819
Repayments to loans payable to affiliate	-	(3,976,071)	-
Loan from a related party	991,326	-	-
Proceeds from capital contribution	4,819,277	-	2,048,193
Proceeds from loans borrowed from stockholder	-	24,140,472	6,092,394
Repayments to loans payable to stockholder		(29,577,058)	(14,106,053)
Net cash provided by (used for) financing activities	14,622,057	(2,205,360)	(4,381,129)

Effect of exchange rate changes on cash	(80,775)	-	-

Net increase (decrease) in cash	(184,197)	(1,037,837)	1,058,746

Cash, beginning of year	255,676	1,293,513	234,767

Cash, end of year	$71,479	$255,676	$1,293,513

Supplemental disclosure of cash flow information:

Interest paid	$476,399	$100,302	$6,717

Income taxes paid	$34,103	$34,103	$18,519

Non-cash activities:

Decrease in due from stockholder for dividend declared and paid	$5,421,687	$3,975,904	$1,734,940

The accompanying notes form an integral part of these financial statements

(1)	Summary of Significant Accounting Policies:

Organization, Nature of Business and Basis of Presentation

The Company operates in two divisions, production and sales and marketing. The production division is responsible for all manufacturing of jewelry products, while the sales and marketing division is responsible for all of the selling and marketing functions of the products including customer relationships and customer service. The Company grants credit to the majority of its customers, which are located throughout the PRC, and the Company does not generally require collateral.

On November 20, 2006, the Company entered into a Stock Exchange Agreement (“SEA”) with Fuqi International Holdings Company Ltd. (“Fuqi BVI”). Under the terms of this new SEA, the Company issued 18,886,666 shares of its common stock in exchange for 100% of Fuqi BVI. For financial reporting purposes, the transaction is classified as a recapitalization of Fuqi BVI and the historical financial statements of Fuqi BVI are reported as the Company’s historical financial statements. The existing shareholders of the Fuqi BVI own 91.2% of the issued and outstanding shares of the Company upon closing of the merger. The SEA also included a condition requiring all of the previously issued warrants by VTM be expired on or before December 31, 2006. On November 22, 2006, the transaction was closed and the shares have been exchanged between the two parties. The Company has filed a Form 10 with the U.S. Securities and Exchange Commission and plans to apply for its common stock to be traded in the U.S. public market.

Prior to May 17, 2006, Fuqi BVI has minimal assets and no operations. On May 17, 2006, Shenzhen Fuqi Jewelry Company Limited (“Fuqi China”) became a wholly-owned foreign enterprise of Fuqi BVI and this arrangement has been approved by the PRC government. Subsequent to this transaction, Fuqi China became the wholly owned subsidiary of Fuqi BVI and the shareholders of Fuqi China became the shareholders of Fuqi BVI. For financial reporting purposes, the transaction is classified as a recapitalization of Fuqi China and the historical financial statements of Fuqi China are reported as Fuqi BVI’s historical financial statements.

Upon the completion of the transactions on May 17 and November 22, 2006, the Company owns 100% of Fuqi BVI which owns 100% of Fuqi China, the operating entity of the Company. The accompanying financial statements were retroactively adjusted to reflect the effects of the two recapitalizations entered during 2006.

Fuqi China was formed in the People’s Republic of China (the “PRC”) on April 2, 2001 as a limited liability corporation. Prior to formation of Fuqi China, the owner of Fuqi China was not engaged in similar business, therefore Fuqi China is not considered successor business of any other entities. Under the provision of the Fuqi China’s By-Laws, the Shenzhen Business Bureau granted to Fuqi China the right to operate for a period of 10 years. The principal activities of Fuqi China are designing, manufacturing, selling, and marketing of jewelry products to department stores throughout the PRC.

(1)	Summary of Significant Accounting Policies (Continued):

Revenue Recognition

Revenue is recognized upon delivery and acceptance of jewelry products by its customers, provided that the other conditions of sales, as established by the Securities and Exchange Commission’s Staff Accounting Bulletin (“SAB”) No. 104, are satisfied:

•	Persuasive evidence of an arrangement exists;

•	Delivery has occurred, upon shipment when title passes, or services have been rendered;

•	The seller’s price to the buyer is fixed or determinable; and

•	Collectibility is reasonably assured.

Cost of Sales:

Cost of sales include raw material, labor and overhead cost. Overhead costs consist of depreciation for improvements related to the factory and machinery and equipment, indirect labor, utilities, factory rent and warehouse costs. The Company did not incur any significant amount of inbound freight charges, purchasing and receiving costs since the Company’s raw material including primarily gold and platinum were picked up by the Company’s operation manager. All the costs related to the Company’s distribution network are included in the cost of sales.

Operating Costs:

Selling and marketing expenses include salaries and employee benefits, advertising, travel and entertainment, insurance and business taxes.

General and administrative expenses include management and office salaries and employee benefits, deprecation for office facility and office equipment, travel and entertainment, insurance, legal and accounting, consulting fees, workers’ compensation insurance, and other office expenses.

Currency Reporting

Amounts reported in the accompanying financial statements and disclosures are stated in U.S. Dollars, unless stated otherwise. The functional currency of the Company, which accounted for most of the Company’s operations, is reported in Renminbi (“RMB”). Foreign currency transactions (outside PRC) during the years ended December 31, 2005, 2004 and 2003 are translated into RMB according to the prevailing exchange rate at the transaction dates. Assets and liabilities denominated in foreign currencies at the balance sheet dates are translated into RMB at year-end exchange rates.

The Company’s functional currency is RMB. For the purpose of preparing the financial statements, the balance sheets of the Company have been translated into U.S. dollars at the current rates as of December 31, 2005 and 2004 and the statements of income have been translated into U.S. dollars at the weighted average rates during the years the transactions were recognized.

The resulting translation gain adjustments are recorded as other comprehensive income in the statements of income and comprehensive income and as a separate component of statements of stockholders’ equity.

(1)	Summary of Significant Accounting Policies (Continued):

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statements of cash flows, cash equivalents include all highly liquid debt instruments with original maturities of three months or less which are not securing any corporate obligations. The Company had no cash equivalents at December 31, 2005 and 2004.

Restricted Cash

The Company committed to loan a total of $2,726,146 to three related parties. Per the agreements with the bank, the Company is required to maintain $2,726,146 in the bank to cover these loans when they are drawn by these entities. As of December 31, 2005, the cash has not yet been drawn by these entities and the balance of the restricted amount was classified as restricted cash in the balance sheets.

Comprehensive Income

Statement on Financial Accounting Standards (“SFAS”) No. 130, “Reporting Comprehensive Income,” establishes standards for the reporting and display of comprehensive income and its components in the financial statements. For the years ended December 31, 2005, 2004, and 2003, other comprehensive income includes foreign currency translation adjustments.

Fair Value Disclosures of Financial Instruments

The Company has estimated the fair value amounts of its financial instruments using the available market information and valuation methodologies considered to be appropriate and has determined that the book value of the Company’s accounts receivable, refundable value added taxes, inventories, inventory loan receivable, due from stockholder, notes payable, accounts payable and accrued expenses, accrued business tax, accrued penalties, customer deposits, and income tax payable at December 31, 2005 and 2004 approximate fair value.

Accounts Receivable

The Company provides an allowance for doubtful accounts equal to the estimated uncollectible amounts. The Company’s estimate is based on historical collection experience and a review of the current status of trade account receivable. It is reasonably possible that the Company’s estimate of the allowance for doubtful accounts will change. Accounts receivable are presented net of an allowance for doubtful accounts of approximately $302,000, and $287,000 at December 31, 2005 and 2004, respectively.

(1)	Summary of Significant Accounting Policies (Continued):

Concentration of Credit Risk

The Company’s product revenues are concentrated in production and sales of fine jewelry products, which are highly competitive with frequent changes in styles and fashion. Significant customer preference changes in the industry or customer requirements, or the emergence of competitive products with better marketing strategies and more well-known brand name, could adversely affect the Company’s operating results.

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of trade accounts receivable. The credit risk in the Company’s accounts receivable is mitigated by the fact that the Company performs ongoing credit evaluations of its customers’ financial condition and that accounts receivable are primarily derived from large credit-worthy companies throughout the PRC. In addition, the Company has a diversified customer base. Historically, the Company has not experienced significant losses related to trade receivables. Generally, no collateral is required.

Major Customer

During the year ended December 31, 2005, 15% of the Company sales were generated from one customer. Accounts receivable from this customer totaled $949,453, which represented 14% of the total accounts receivable as of December 31, 2005.

(1)	Summary of Significant Accounting Policies (Continued):

Major Supplier

Under the PRC laws, supply of precious metals such as platinum, gold, and silver are highly regulated under certain government agencies. Shanghai Gold Exchange is the Company’s primary source of supply for its raw materials which consist of precious metals. The Company is required to obtain several membership and approval certificates from these government agencies in order to continue to do business involving precious metals. The Company may be required to renew such membership and to obtain approval certificates periodically. If the Company is unable to renew these periodic membership or approval certificates, it could materially affect the Company’s business operations. The Company was in good standing with these agencies as of December 31, 2005.

Inventories

Inventories are valued at the lower of cost (first-in, first-out) or fair market value method.

Inventory Loan Receivable

The Company entered into an agreement to loan certain gold raw material to a non-related party in December 2005. The raw material was returned in May 2006. The outstanding balance of inventory loan receivable was carrying at the historical purchase cost as of December 31, 2005.

Property, Equipment and Improvements

Property, equipment and improvements are valued at cost. Depreciation and amortization are computed on the straight-line method based on the estimated useful life of respective assets.

The estimated service lives of property, equipment, and improvements are as follows:

Production	5 years
Office, furniture and fixture	5 years
Computer hardware	5 years
Computer software	5 years
Leasehold improvements	2 years
Buildings	20 years

(1)	Summary of Significant Accounting Policies (Continued):

Long-Lived Assets

In accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” long-lived assets to be held and used are analyzed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. SFAS No. 144 relates to assets that can be amortized and the life can be determinable. The Company evaluates at each balance sheet dates whether events and circumstances have occurred that indicate possible impairment. If there are indications of impairment, the Company uses future undiscounted cash flows of the related assets or asset grouping over the remaining life in measuring whether the assets are recoverable. In the event such cash flows are not expected to be sufficient to recover the recorded asset values, the assets are written down to their estimated fair value. Long-lived assets to be disposed of are reported at the lower of carrying amount or fair value of asset less disposal costs. The Company determined that there was no impairment of long-lived assets as of December 31, 2005 and 2004.

Advertising

The Company expenses advertising costs when incurred. The Company incurred approximately $132,000, $60,000, and $49,000 of advertising expense for the years ended December 31, 2005, 2004, and 2003, respectively.

Income Taxes
Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets, including tax loss and credit carryforwards, and liabilities are measured using enacted tax rates in the PRC expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred income tax expense represents the change during the period in the deferred tax assets and deferred tax liabilities. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on their characteristics. Realization of the deferred tax asset is dependent on generating sufficient taxable income in future years.
Segment Reporting

Based on the Company’s integration and management strategies, the Company operated in a single business segment. All of the Company’s sales are generated in the PRC and substantially all of the Company’s assets are located in the PRC.

(1)	Summary of Significant Accounting Policies (Continued):

New Accounting Pronouncements

In March 2005, the SEC released Staff Accounting Bulletin No. 107, “Share-Based Payment” (“SAB 107”), which provides interpretive guidance related to the interaction between SFAS 123(R) and certain SEC rules and regulations. It also provides the SEC staff’s views regarding valuation of share-based payment arrangements. In April 2005, the SEC amended the compliance dates for SFAS 123(R), to allow companies to implement the standard at the beginning of their next fiscal year, instead of the next reporting period beginning after June 15, 2005. Management is currently evaluating the impact SAB 107 will have on the financial statements.

In May 2005, the FASB issued FASB Statement No. 154, Accounting Changes and Error Corrections. This new standard replaces APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements, and represents another step in the FASB’s goal to converge its standards with those issued by the IASB. Among other changes, Statement 154 requires that a voluntary change in accounting principle be applied retrospectively with all prior period financial statements presented on the new accounting principle, unless it is impracticable to do so. Statement 154 also provides that (1) a change in method of depreciating or amortizing a long-lived nonfinancial asset be accounted for as a change in estimate (prospectively) that was effected by a change in accounting principle, and (2) correction of errors in previously issued financial statements should be termed a “restatement.” The new standard is effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005. Early adoption of this standard is permitted for accounting changes and correction of errors made in fiscal years beginning after June 1, 2005. Management believes that changes resulting from adoption of the FASB will not have a material effect on the financial statements taken as a whole.

In June 2005, the EITF reached a consensus on Issue 05-6, “Determining the Amortization Period for Leasehold Improvements,” which requires that leasehold improvements acquired in a business combination or purchased subsequent to the inception of a lease be amortized over the lesser of the useful life of the assets or a term that includes renewals that are reasonably assured at the date of the business combination or purchase. EITF 05-6 is effective for periods beginning after June 29, 2005. Earlier application is permitted in periods for which financial statements have not been issued. The adoption of this Issue did not have an impact on the Company’s financial statements.

In February 2006, the Financial Accounting Standards Board issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments -- an amendment of FASB Statements No. 133 and 140." SFAS No. 155 simplifies the accounting for certain hybrid financial instruments, eliminates the FASB's interim guidance which provides that beneficial interests in securitized financial assets are not subject to the provisions of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," and eliminates the restriction on the passive derivative instruments that a qualifying special-purpose entity may hold. SFAS No. 155 is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006, however, early adoption is permitted for instruments acquired or issued after the beginning of an entity's fiscal year in 2006. The Company is evaluating the impact of this new pronouncement to its financial position and results of operations or cash flows.

Reclassifications

Certain reclassifications have been made to the 2004 consolidated financial statements to conform to the 2005 presentation.
(2)	Inventories:

	2005	2004

Raw materials	$4,097,704	$889,789
Work in process	996,396	1,751,799
Finished goods	667,953	2,121,099

	$5,762,053.	$4,762,687

(3)	Property, Equipment, and Improvements:

A summary is as follows:

	2005	2004

Production equipment	$894,479	$786,379
Computers	12,246	8,361
Office equipment and furniture	94,044	90,369
Automobiles	246,589	81,105
Leasehold improvements	314,801	262,747
Building	527,602	-

	2,089,761	1,228,961
Less accumulated depreciation and amortization	544,140	304,691

	$1,545,621	$924,270

Depreciation and amortization expense for property, equipment, and improvements amounted to approximately $239,000, $185,000, and $121,000, for the years ended December 31, 2005, 2004, and 2003, respectively.

(4)	Short Term Notes Payable:

In April 2004, the Company entered into a loan agreement with a bank with a loan balance of $1,204,819 (RMB10,000,000) which was outstanding as of December 31, 2004. The loan bore interest at a rate of 4.87% per annum. The outstanding balance was secured by certain real estate properties owned by an affiliate and was personally guaranteed by the stockholder of the Company. This loan matured in January 2005 and was repaid.

In November 2004, the Company entered into four loan agreements with a bank with a total loan balance of $3,614,458 (RMB30,000,000) which was outstanding as of December 31, 2004. The loans bore interest at a rate of 5.22% per annum. The outstanding balance was secured by certain assets of the Company and was personally guaranteed by the shareholder of the Company. These loans matured in April 2005 and was renewed with four new loans totaling $3,717,473 (RMB30,000,000),which was outstanding as of December 31, 2005. These loans bore interest at the rate of 5.22% per annum.. These loans matured in March 2006 and April 2006 and were replaced by other loans. The outstanding balances were secured by the Company’s inventories and certain real properties owned by the affiliated companies and were personally guaranteed by the stockholder of the Company.

(4)	Short Term Notes Payable (Continued):

In July 2005, the Company entered into three loan agreements with a bank with a total loan amount of $2,478,314 (RMB20,000,000) which was outstanding as of December 31, 2005. These loans bore interest at a rate of 5.22% per annum. The outstanding balance was secured by the Company’s inventories and was personally guaranteed by the stockholder of the Company. This loan matured in January 2006 and was replaced by other loans.

In August 2005, the Company entered into a loan agreement with a bank with a loan amount of $1,239,157 (RMB10,000,000). The loan bore interest at a rate of 5.22% per annum. The outstanding balance was secured by the Company’s inventories and certain real estate properties owned by the affiliated companies and was personally guaranteed by the stockholder of the Company. This loan matured in November 2005 and was renewed with a loan in the amount of $1,239,157 (RMB10,000,000) which was outstanding as of December 31, 2005. The loan bore interest at a rate of 5.22% per annum which matured in May 2006.

In August 2005, the Company entered into two loan agreements with a bank with a total loan amount of $2,478,315 (RMB20,000,000) which was outstanding as of December 31, 2005. The loans bore interest at a rate of 5.22% per annum. The outstanding balance was secured by the Company’s inventories and certain real estate properties of the affiliated companies and was personally guaranteed by the stockholder of the Company. These loans matured in February 2006 and were replaced by other loans.

In August 2005, the Company entered into two loan agreements with a bank with a total loan amount of $2,478,315 (RMB20,000,000). The loans bear interest at a rate of 5.48% per annum. The outstanding balance is secured by the Company’s inventories and certain real estate properties of the affiliated companies and is personally guaranteed by the stockholder of the Company. These loans matured in December 2005 and were renewed with two loans with a total loan amount of $2,478,315 (RMB20,000,000) which was outstanding as of December 31, 2005. These loans bore interest at a rate of 5.84% per annum, which mature in June 2006.

(5)	Loan Payable, Related Party:

In December 2005, the Company received an unsecured non-interest bearing loan from a related party in the amount of $991,326. There was no formal written agreement entered between the Company and this related party. This loan is short-term in nature and is expected to be repaid in 2006.

(6)	Long Term Debt:

In December 2004, the Company entered into a loan agreement with a bank with a loan amount of $1,204,819 (RMB10,000,000). The draw took place in January 2005 and therefore it has an outstanding balance of $0 as of December 31, 2004. Outstanding balance of this loan amounted to $1,239,157 as of December 31, 2005. The loan bears interest at a rate of 5.76% per annum. The outstanding balance is secured by certain cash deposits, certain real estate properties owned by an affiliate and is personally guaranteed by the stockholder of the Company. This loan matures in April 2007.

(7)	Related-Party Transactions:

The Company earned certain cash revenues from its customers that were subsequently collected by its stockholder. During the years ended December 31, 2005, 2004, and 2003, cash revenues collected by its stockholder totaled $6,100,298, $4,505,023, and $2,434,245 respectively.

The Company’s stockholder made non-interest bearing advances to the Company or borrowed from the Company since the inception of its operations. The Company borrowed $0, $24,140,472, and $6,092,394 from the stockholder and repaid $0, $29,577,058 and $14,106,053, during the years ended December 31, 2005, 2004 and 2003. The Company advanced $90,007,069, $546,203 and $0 to the stockholder, and repaid $75,644,023, $0, and $0, during the years ended December 31, 2005, 2004 and 2003, respectively.

The Company borrowed $0, $2,767,538, and $1,204,819 and repaid $0, $3,976,071, and $0 during the years ended December 31, 2005, 2004 and 2003, respectively.

The Company declared dividends to its stockholder totaling $5,421,687, $3,975,904, and $1,734,940, during the years ended December 31, 2005, 2004, and 2003, respectively, which offset the amounts due from this stockholder

Outstanding amounts included in due from stockholder totaled $9,487,562 and $546,203 as of December 31, 2005 and 2004, respectively.

(8)	China Contribution Plan:

The Company participates in a government-mandated multi-employer defined contribution plan pursuant to which certain retirement, medical and other welfare benefits are provided to employees. Chinese labor regulations require the Company to pay to the local labor bureau a monthly contribution at a stated contribution rate of 14% based on the monthly basic compensation of qualified employees. The relevant local labor bureau is responsible for meeting all retirement benefit obligations and the Company has no further commitments beyond its monthly contribution. During the years ended 2005, 2004, and 2003, the Company contributed approximately of $61,000, $45,000, and $38,000, respectively, to this fund.

(9)	Income Taxes:

The income tax provision amounted to $452,538, $358,396, and $193,137, respectively, for the years ended December 31, 2005, 2004, and 2003 (an effective rate of 7.8% for 2005, 8.5% for 2004 and 8.5% for 2003). A reconciliation of the provision for income taxes with amounts determined by applying the statutory China federal income tax rate to income before income taxes is as follows:
	2005	2004	2003

Computed tax at federal statutory rate
of 15%	$873,348	$631,014	$339,878
Penalties	-	85,821	46,372
Effect of tax holidays for new business	(436,613)	(358,439)	(193,113)
Additional tax liabilities based on tax notice	15,803	-	-

	$452,538	$358,396	$193,137

The components of provision for the income taxes are as follows:

	2005	2004	2003

Current	$451,427	$335,986	$215,426
Deferred	1,111	22,410	(22,289)

	$452,538	$358,396	$193,137

(9)	Income Taxes (Continued):

The regular federal income tax in Shenzhen, China, is 15%. As a new business, the Company is exempted from paying any income taxes for the first two years of its operations (2 years from the inception of the business, years ended December 31, 2001 and 2002), and a discounted income tax rate of 7.5% of pretax income during third, fourth and fifth years of its operations (the three years ended December 31, 2003, 2004 and 2005). Beginning January 1, 2006, the Company is subject to the regular rate of 15% on its pretax income.

The Company did not report certain cash revenues related to fees charged to its customers for product design. Such fee revenues are subject to business tax and service charge of a total of 5.2%. The Company has not reported such revenues since the inception of its operations in 2001. The Company recorded the tax liabilities representing business tax and fees of 5.2% and income tax of 7.5% on the unreported design revenues during the years ended December 31, 2005, 2004 and 2003. During the years ended December 31, 2005, 2004 and 2003, the Company recorded $302,409, $234,261, and $126,581, respectively, for business tax and fees and $393,806, $337,877, and $182,568, respectively, for income tax related to these revenues. In addition, per advice of the registered tax agent in China, the Company accrued 100% of unpaid tax amounts as the maximum penalties which could be assessed by the Tax Department through the periods ended December 31, 2004.

In April 2006, the Shenzhen local tax department has made an assessment of the total tax liabilities related to the cash revenues. Per the tax assessment notice dated April 24, 2006, the Company is obligated to pay a total of $1,754,802 (RMB14,161,249) including business tax, fees and income taxes related to these cash revenues. If the Company did not pay off these tax liabilities by April 30, 2006, the Company is subject to 0.05% per day of interest and penalties of the unpaid tax and fee liability amount from the due date (April 30, 2006). On July 5, 2006, Shenzhen City Tax Department granted an extension to the Company to remit the tax liabilities from April 30, 2006 to December 20, 2006. The Company will not be subject to any penalties and interest if all the outstanding taxes are remitted to the Tax Department prior to the revised due date (December 20, 2006). The Company has accrued $1,754,802 as business and income tax payables as of December 31, 2005. Accrued estimated penalties totaled $1,082,962, and $1,052,952, as of December 31, 2005, and 2004, which were included in accrued expenses in the accompanying balance sheets.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of the Company’s deferred tax assets and liabilities are as follows:

	2005	2004
Deferred tax assets:
Allowance for doubtful accounts	$22,677	$21,566

Total deferred tax assets	22,677	21,566

Total deferred tax liabilities	-	-

Net deferred assets before valuation allowance:	22,677	21,566

Valuation allowance	-	-

Net deferred tax assets	$22,677	$21,566

(9)	Income Taxes (Continued):

Realization of deferred tax assets is dependent on future earnings, if any, the timing and amount of which is uncertain.

(10)	Commitments:

The Company leases certain facilities under various long-term noncancellable and month-to-month leases. These leases are accounted for as operating leases. Rent expense amounted to $98,715, and $71,323, and $85,438, for the years ended 2005, 2004 and 2003, respectively.

A summary of the future minimum annual rental commitments under the operating leases is as follows:

Year ending December 31,
2006	$113,656
2007	111,524
2008	111,524
2009	111,524
Thereafter	55,762

$503,990

(11)	Proforma Information (Unaudited):

Beginning the first quarter of 2007, the Company plans to increase his annual compensation through substantially higher salaries to its Chief Executive Officer, Chief Financial Officer and Chief Operating officer as a result of additional responsibilities to be resumed by these executives after becoming a U.S. listed company.. Pro forma operating results for the years ended December 31, 2005, 2004 and 2003, as if historical compensation was recorded at the levels expected in the future, are as follows:

	2005	2004	2003

Net income - as reported	$5,369,768	$3,848,365	$2,072,718

Net income - proforma	$5,059,893	$3,459,680	$1,649,808

Earnings per Share - as reported	$0.28	$0.20	$0.11

Earnings per Share - proforma	$0.27	$0.18	$0.09

(12)	Subsequent Events (Unaudited):

On April 24, 2006, the Company received a notice from Shenzhen City Tax Department for tax assessment on certain cash revenues from 2001 to 2005. Per the conclusion of the tax notice, the Company is obligated to pay a total of $1,754,802 to the Tax Department by April 30, 2006 to avoid any interest and penalties. On July 5, 2006, Shenzhen City Tax Department granted an extension to the Company to remit the tax liabilities from April 30, 2006 to December 20, 2006. The Company will not be subject to any penalties and interest if all the outstanding taxes are remitted to the Tax Department prior to December 20, 2006.

Effective May 17, 2006, the PRC government issued a certificate of approval for the Company to become a wholly-owned foreign enterprise.

(b) Exhibits

Exhibit Number	Description

2.1**
Exchange Agreement dated September 20, 2006 by and between Fuqi International, Inc., a Delaware corporation (f/k/a VT Marketing Services, Inc.) (the “Registrant”) and Fuqi International Holdings Ltd., a British Virgin Islands company.

3.1**	Articles of Incorporation of the Registrant.

3.2**	Bylaws of the Registrant.

4.1*	Specimen common stock certificate.

10.1**	Plan Warrant Agreement.

10.2**	2006 Equity Incentive Plan.

10.3**	Real Property Lease dated May 8, 2005.

16.1	Letter from Epstein, Weber & Conover, P.L.C. to the Securities and Exchange Commission .

21.1**	List of Subsidiaries of the Registrant.

23.1	Consent of Stonefield Josephson, Inc.

*	To be filed by amendment.

**	Previously filed.

SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

FUQI INTERNATIONAL, INC. (Registrant)

Dated: February 14, 2007	By:	/s/ Yu Kwai Chong
Yu Kwai Chong Chief Executive Officer, President and Chairman of the Board (Principal Executive Officer)

EXHIBIT INDEX

Exhibit Number	Description

2.1**
Exchange Agreement dated September 20, 2006 by and between Fuqi International, Inc., a Delaware corporation (f/k/a VT Marketing Services, Inc.) (the “Registrant”) and Fuqi International Holdings Ltd., a British Virgin Islands company.

3.1**	Articles of Incorporation of the Registrant.

3.2**	Bylaws of the Registrant.

4.1*	Specimen common stock certificate.

10.1**	Plan Warrant Agreement.

10.2**	2006 Equity Incentive Plan.

10.3**	Real Property Lease dated May 8, 2005.

16.1	Letter from Epstein, Weber & Conover, P.L.C. to the Securities and Exchange Commission .

21.1**	List of Subsidiaries of the Registrant.

23.1	Consent of Stonefield Josephson, Inc.

*	To be filed by amendment.

**	Previously filed.